** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

CREDIT AGREEMENT
between
OVERLAND STORAGE, INC.
and
TANDBERG DATA GMBH,
as Borrowers
and
OPUS BANK,
as Lender

$20,000,000 Senior Secured Credit Facilities

Dated as of April 6, 2016

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EXHIBITS

A	Form of Notice of Borrowing
B	Form of Compliance Certificate
C-1	Form of Note (Term Loan)
C-2	Form of Note (Revolving Loans)
D	Form of General Security Agreement
E	Form of Guaranty
F	Form of Pledge Agreement
G	Form of Intellectual Property Security Agreement
H	Form of Subordination Agreement
I	Form of Warrant
J	Judicial Reference Waiver of Jury Trial
K	Operating Plan

SCHEDULES

1.01	Debt to be Repaid
5.01	Subsidiaries
5.05	Litigation
5.17	Material Contracts
7.01	Existing Indebtedness and Liens
7.05	Existing Investments
9.02	Lending Offices, Addresses for Notices

Confidential Treatment Requested

CREDIT AGREEMENT

            This CREDIT AGREEMENT is entered into as of April 6, 2016 by and between OVERLAND STORAGE, INC., a California corporation (“Company”), TANDBERG DATA GMBH, a German limited liability company registered with the commercial register of the local court in Dortmund under HRB 5589 (“Subsidiary Borrower” and, together with Company, collectively “Borrowers” and each individually a “Borrower”), and OPUS BANK, a California commercial bank, as Lender (“Lender”).

RECITALS

            Borrowers have requested that Lender provide various credit facilities and Lender is willing to do so on the terms and conditions set forth herein.

            In consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

SECTION 1
DEFINITIONS AND ACCOUNTING TERMS

            1.01.        Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

            “Acquisition” means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which any Loan Party or any of its Subsidiaries (i) acquires any ongoing business or all or substantially all of the assets of any firm, corporation, partnership or limited liability company, or division thereof, whether through purchase of assets, merger or otherwise or (ii) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the Equity Interests of a Person.

            “Affiliate” means any Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, another Person. A Person shall be deemed to be “controlled by” any other Person if such other Person possesses, directly or indirectly, power (a) to vote 10% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managing general partners; or (b) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

            “Agreement” means this Credit Agreement, as amended, restated, extended, supplemented or otherwise modified in writing from time to time.

            “Anti-Corruption Laws” mean the United States Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010.

            “Anti-Money Laundering Laws” mean the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act, the U.S. Money Laundering Control Act of 1986 and any other United States law or regulation governing such activities.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Anti-Terrorism Order” means Executive Order No. 13224 of September 24, 2001, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism, 66 Fed. Reg. 49,079 (2001), as amended.

            “Asset Coverage Ratio” means, for any date of determination the ratio of (a) the sum as of such date of (i) Cash held by a Loan Party in (A) the Designated Deposit Account and any other account maintained with the Lender, (B) prior to June 30, 2016, any other domestic account (so long as such account(s) and Cash are subject to a Deposit Account Control Agreement), (C) any German account (so long as such account(s) and Cash are subject to a Deposit Account Control Agreement but in no event to exceed an amount equivalent to US$1,000,000), and (D) any Canadian account (so long as, to the extent required under Section 6.14(d), such account(s) and Cash are subject to a Deposit Account Control Agreement), (ii) Eligible Receivables and (iii) up to and including September 30, 2016, an amount equal to 50% of Eligible Inventory, in each case as of such date, to (b) principal Indebtedness outstanding under the Loans as of such date.

            “Asset Sale” means a sale, lease or sub-lease (as lessor or sublessor), sale and leaseback, assignment, conveyance, transfer or other disposition to, or any exchange of property with, any Person (other than Company or any other Guarantor), in one transaction or a series of transactions, of all or any part of any Loan Party or any of its Subsidiaries’ businesses, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired, including, without limitation, the Equity Securities of any Subsidiaries, other than (i) inventory or other assets (including Cash or Cash Equivalents) sold, transferred or otherwise disposed of in the ordinary course of business consistent with past practice, (ii) sales of other assets for aggregate consideration of less than $100,000 with respect to any transaction or series of related transactions and less than $250,000 in the aggregate during any fiscal year, (iii) leases, subleases, licenses and sublicenses, each to the extent entered into in the ordinary course of business and (iv) transactions permitted by Section 7.04(a) or Section 7.04(b).

            “Attorney Costs” means and includes all reasonable out-of-pocket fees and disbursements of any law firm or other external counsel and all disbursements of internal counsel.

            “Blocked Person” means any (i) OFAC Listed Person, (ii) agent, department, or instrumentality of, or any Person otherwise beneficially owned by, controlled by or acted on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program, or (iii) Person otherwise blocked, subject to sanctions under or engaged in any activity in violation of any U.S. Economic Sanctions.

            “Board” means the Board of the United States Federal Reserve System.

            “Borrower” has the meaning set forth in the introductory paragraph hereto.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Borrowing” and “Borrow” each mean a borrowing of Loans hereunder.

            “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banks in New York, New York, San Francisco, California or Irvine, California are generally authorized or obligated, by law or executive order, to close.

            “Capital Leases” means any and all leases under which certain obligations are required to be capitalized on the books of a lessee in accordance with GAAP.

            “Cash” or “Cash Equivalents” means assets properly classified as “marketable securities”, “cash”, “cash equivalents” or “short term investments” under GAAP.

            “Change of Control” means the direct or indirect acquisition by any person (as such term is used in Section 13(d) and Section 14(d)(2) of the Exchange Act, but excluding any employee benefit plan of the Parent or its Subsidiaries, or any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) or related persons constituting a group (as such term is used in Rule 13d-5 under the Exchange Act), of (a) beneficial ownership of the issued and outstanding shares of voting stock or similar Equity Interest of the Parent or a Borrower, the result of which acquisition is that such person or group possesses in excess of 50% of the combined voting power of all then-issued and outstanding voting stock of the Parent or a Borrower, as applicable, or (b) the power to elect, appoint, or cause the election or appointment of at least a majority of the members of the board of directors of the Parent or a Borrower.

            “CISADA” means the Comprehensive Iran Sanctions, Accountability and Divestment Act.

            “Closing Date” means the date all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 4.01.

            “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto.

            “Collateral” means all assets of Borrowers and the Guarantors in which a Lien has been granted to the Lender pursuant to the Security Documents to secure the payment and performance of the Obligations; provided, however, that, notwithstanding any term or conditions contained in this Agreement or the Security Documents to the contrary, the Collateral shall in no event include (i) property that constitutes the capital stock of a controlled foreign corporation (as defined in the Code), in excess of sixty five percent (65%) of the voting power of all classes of capital stock of such controlled foreign corporations entitled to vote, (ii) intent-to-use-trademarks, or (iii) any license, contract, permit, instrument, security or franchise to which any Loan Party is a party or any of its rights or interests thereunder to the extent, but only to the extent, that such a grant would, under the terms of such license, contract, permit, instrument, security or franchise, result in a breach of the terms of, or constitute a default under, such license, contract, permit, instrument, security or franchise (other than to the extent that any such term would be rendered ineffective pursuant to the UCC or any other applicable law (including the Bankruptcy Code of the United States) or principles of equity); provided, that immediately upon the ineffectiveness, lapse or termination of any such provision the Collateral shall include, and such Loan Party shall be deemed to have granted a security interest in, all such rights and interests as if such provision had never been in effect..

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Commitment” means the Revolving Loan Commitment and/or the Term Loan Commitment, as the context requires.

            “Company” has the meaning set forth in the introductory paragraph hereto.

            “Compliance Certificate” means a certificate substantially in the form of Exhibit B, properly completed and signed by a Senior Officer of Company.

            “Consolidated Adjusted EBITDA” means, for any period, the sum of the following for such period for the Parent, provided that the items contained in (b) through (m) below shall be added to (a) only to the extent they have been deducted in calculating, and therefore form no portion of, Consolidated Net Income:

            (a)        Consolidated Net Income, provided that there shall be excluded from such Consolidated Net Income the following: (i) all gains and all losses realized by the Parent and its Subsidiaries upon the sale or other disposition (including, without limitation, pursuant to sale and leaseback transactions) of property or assets that are not sold or otherwise disposed of in the ordinary course of business, or all gains and all losses realized by the Parent and its Subsidiaries pursuant to the sale of any capital stock held by the Parent or any Subsidiary; and (ii) all items of gain or income that are properly classified as extraordinary in accordance with GAAP or are unusual or non-recurring; and

            (b)        Consolidated Interest Charges;

            (c)        The amount of Taxes, based on or measured by income, used or included in the determination of such Consolidated Net Income;

            (d)        The amount of depreciation and amortization expense deducted in determining such Consolidated Net Income, including any impairment of intangible/goodwill as defined under Financial Accounting Standards Board Accounting Standards Codification 350, 360-10 or 360-20;

            (e)        Non-cash fees, expenses, costs and/or charges in connection with any stock option transaction;

            (f)        Any stock compensation;

            (g)        The aggregate amount of non-cash extraordinary or non-recurring losses (and, if Lender approves in its sole discretion, the cash portion of any such extraordinary or non-recurring losses);

            (h)        Losses on sales of assets (not to exceed $200,000 in the aggregate for any fiscal quarter);

            (i)        Amortization of debt discount;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (j)        Expenses incurred in connection with the closing of this Agreement and the transactions contemplated hereby;

            (k)        Loss on debt extinguishments (net of any income);

            (l)        Merger and other acquisition transaction and related costs, whether or not any such transaction is consummated, including integration or reorganization costs related to any such transaction; and

            (m)        Other non-cash charges.

            “Consolidated Interest Charges” means, for any period, for the Parent and its Subsidiaries on a consolidated basis, the sum of (a) all interest, premium payments, fees, charges and related expenses payable by the Parent and its Subsidiaries in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, and (b) the portion of rent payable by the Parent and its Subsidiaries with respect to such period under Capital Leases that is treated as interest in accordance with GAAP.

            “Consolidated Net Income” means, for any period, for the Parent and its Subsidiaries on a consolidated basis, the net income of the Parent and its Subsidiaries determined in accordance with GAAP.

            “Contingent Obligation” is, for any Person, any direct or indirect liability, contingent or not, of that Person for (a) any Indebtedness, lease, dividend, letter of credit or other obligation of another, such as an obligation directly or indirectly guaranteed, endorsed, co made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; (b) any obligations for undrawn letters of credit for the account of that Person; and (c) all obligations from any interest rate, currency or commodity swap agreement, interest rate cap or collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; but “Contingent Obligation” does not include endorsements in the ordinary course of business. The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it determined by the Person in good faith; but the amount may not exceed the maximum of the obligations under any guarantee or other support arrangement.

            “Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or undertaking to which such Person is a party or by which it or any of its property is bound.

            “Controlled Entity” means (a) any Loan Party, (b) any Subsidiary of any Loan Party, and (c) any Affiliates of any Loan Party.

            “Debt to be Repaid” means the Indebtedness listed on Schedule 1.01.

            “Debtor Relief Laws” means the Bankruptcy Code of the United States of America, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States of America or other applicable jurisdictions from time to time in effect affecting the rights of creditors generally.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Default” means any event that has occurred and is in a cure period and which if not cured or waived on or before the end of such cure period will be an Event of Default.

            “Default Rate” means, with respect to any Loan, the Interest Rate, plus 5.00% per annum, in each case to the fullest extent permitted by applicable Laws.

            “Deposit Account Control Agreements” means each Deposit Account Control Agreement entered into among any Loan Party, as customer, and Lender, as secured party, and any depository institutions at which a Loan Party maintains deposit accounts from time to time (other than Lender), each in form and substance reasonably satisfactory to Lender; provided that for the Subsidiary Borrower, Deposit Account Control Agreements means a German law account pledge.

            “Designated Deposit Account” means a deposit account maintained by Company with the Lender, as from time to time designated by Company to Lender by Requisite Notice.

            “Disposition” or “Dispose” means the sale, transfer or other disposition (including any sale and leaseback transaction) of any property by any Person, including any sale, assignment, transfer or other disposal with or without recourse of any notes or accounts receivable or any rights and claims associated therewith.

            “Dollar” and “$” means lawful money of the United States of America.

            “Domestic Subsidiary” means any Subsidiary of Company or any other Loan Party that is organized under the laws of the United States of America, any state or territory thereof, or the District of Columbia and is not a direct or indirect Subsidiary of a Foreign Subsidiary.

            “Eligible Inventory” shall mean, as of the date of determination thereof: (a) all finished goods to be sold by a Loan Party or a Subsidiary in the ordinary course of business and (b) inventory owned by a Loan Party or any Subsidiary (I) which has been shipped from a location, or is otherwise located, within the United States of America, Germany, Hong Kong, Republic of China or Mexico, or located in any global logistics centers or third-party hubs (the foregoing collectively, “Eligible Locations”) for receipt by a Loan Party or any Subsidiary within 10 days of the date of determination, but which has not yet been delivered to a Loan Party or any Subsidiary, (II) for which title has passed to a Loan Party or any Subsidiary, (III) for which the bill of lading or other document of title reflects a Loan Party or any Subsidiary as consignee, (IV) which is insured to the reasonable satisfaction of a Loan Party or any Subsidiary, and (V) which otherwise would constitute Eligible Inventory under clauses (i) through (xiv) below. Without limiting the generality of the foregoing, unless otherwise approved in writing by the Lender, none of the following shall be deemed to be Eligible Inventory:

             (i)        inventory that is not owned by a Loan Party or any Subsidiary free of any title defect or any Liens or interests of others, except for the Lien in favor of the Lender and statutory liens or other Permitted Liens that do not have priority over the Lien in favor of the Lender;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (ii)        after the time period permitted under Section 6.16, inventory that is located in a public warehouse or in the possession of a bailee or in a facility leased by a Loan Party or any Subsidiary unless the applicable warehouseman, bailee or lessor (and its mortgagee, if any), has delivered to the Lender a Landlord Agreement with respect to such facility and such other documentation as Lender may reasonably require, provided that no such Landlord Agreement is required for any inventory owed by a Foreign Subsidiary (other than the Subsidiary Borrower) of a Loan Party;

            (iii)        inventory that is covered by a negotiable document of title (such as a bill of lading or warehouse receipt) other than as provided in clause (b) above;

            (iv)        inventory that is in transit (other than from an Eligible Location);

            (v)        inventory that is not held for sale or use in the ordinary course of a Loan Party’s or a Subsidiary’s business and is not of good and merchantable quality;

            (vi)        inventory that is not located in any Eligible Location;

            (vii)        inventory that consists of display items, samples, and packing and shipping materials;

            (viii)        inventory that is unsalable, damaged, defective, recalled or used, or inventory that has been returned by the buyer unless such returned items are of good and merchantable quality and held for resale by a Loan Party in the ordinary course of business;

            (ix)        inventory that constitutes discontinued products or components thereof and is not immediately usable in a continuing product;

            (x)        inventory that is not covered by insurance as required in Section 4.1 of this Agreement;

            (xi)        inventory that has been manufactured to the specifications of a particular customer unless such items are of good and merchantable quality and may be held for resale by a Loan Party or a Subsidiary in the ordinary course of business;

            (xii)        inventory that contains or bears any intellectual property rights licensed to a Loan Party or Subsidiary unless Lender is satisfied in its reasonable credit judgment that it may sell or otherwise dispose of such inventory without (a) infringing the rights of such licensor, (b) violating any contract with such licensor, or (c) incurring any liability with respect to payment of royalties other than royalties incurred pursuant to sale of such inventory under the current licensing agreement;

            (xiii)        inventory that does not comply with any representation or warranty contained in this Agreement or any other Loan Document with respect to inventory in general, or to such inventory in particular; and

            (xiv)        inventory that is otherwise not acceptable to a Loan Party or a Subsidiary in its reasonable discretion.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Eligible Receivables” means as of any date of determination, the face value of each account (as used in this definition, each such account, an “Account”) arising out of any contract or agreement which is a bona fide, non-contingent, existing obligation of the named account debtor thereunder (as used in this definition, and with respect to each individual contract or agreement, an “Account Debtor”, and includes, without limitation, to the extent the same constitute an asset under GAAP, amounts due from credit card processors, regardless of whether the same are otherwise not broken out by Account Debtor) actually and absolutely owing to Borrowers or any other Guarantor and arising from the sale and delivery of merchandise or the rendering of services to such Account Debtor in the ordinary course of Loan Parties’ business as presently conducted for which the Account Debtor has been billed and such Account satisfies and continues to satisfy the following requirements:

            (i)        the Account is evidenced by an invoice that has not remained unpaid for a period exceeding ninety (90) days or more beyond the invoice date of the invoice;

            (ii)        the Account is not due from an Account Debtor whose debt on Accounts that are unpaid for a period exceeding ninety (90) days or more after the invoice date of the respective invoices exceeds twenty-five percent (25%) of such Account Debtor’s total debt to the Loan Parties or which has become insolvent or is the subject of any bankruptcy, arrangement, reorganization proceedings or other proceedings for relief of debtors;

            (iii)        the Account is a valid, legally enforceable obligation of the Account Debtor and no offset (including, without limitation, discounts, advertising allowances, counterclaims or contra accounts) or other defense on the part of such Account Debtor or any claim on the part of such Account Debtor denying liability thereunder has been asserted; provided, however, that if the Account is subject to any such offset, defense or claim, or any inventory related thereto has been returned, such account shall not be an Eligible Receivable only to the extent of the maximum amount of such offset, defense, claim or return and the balance of such Account, if it otherwise represents a valid, uncontested and legally enforceable obligation of the Account Debtor and meets all of the other criteria for eligibility set forth herein, shall be considered an Eligible Receivable;

            (iv)        the services have been performed or the subject merchandise has been shipped or delivered on open Account to the named Account Debtor on an absolute sale basis and not on a bill-and-hold, consignment, on approval or subject to any other repurchase or return agreement and no material part of the subject goods has been returned;

            (v)        the Account does not represent a pre-billing, prepaid deposit, retention billing or progress billing;

            (vi)        the Account is not subject to a first priority Lien or security interest in favor of Lender;

            (vii)        the Account is not evidenced by chattel paper or an instrument of any kind;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (viii)      the Account has not been turned over to any Person for collection;

            (ix)        the Account is not owing by an Account Debtor that (A) is an Affiliate of a Loan Party, (B) is a Governmental Authority (except to the extent that a Borrower or the other applicable Guarantor has complied with the Federal Assignment of Claims Act of 1940, as amended, or analogous state statutes, in a manner reasonably satisfactory to Lender) or (C) except to the extent supported by a letter of credit, credit insurance reasonably satisfactory to Lender or otherwise approved by Lender in its sole discretion, is organized under the laws of other, or has its principal place of business outside, (I) the United States of America or any state or any province thereof and (II) Canada or any province thereof provided such jurisdiction is subject to the Personal Property Security Act of Canada; and

            (x)        unless previously agreed to by the Lender in writing, the aggregate amount of Accounts payable by the Account Debtor of the Account does not constitute more than 30% of all Accounts of the Loan Parties.

            “Employee Benefit Plan” means any employee benefit plan within the meaning of Section 3(3) of ERISA, maintained or contributed to by Company or any ERISA Affiliate, other than a Multiemployer Plan.

            “Environmental Laws” mean all Laws relating to environmental, health, safety and land use matters applicable to any property of any Loan Party or any of its Subsidiaries.

            “Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

            “Equity Securities” or “Equity Security” of any Person means (a) all common stock, preferred stock, participations, shares, partnership interests or other Equity Interests in such Person (regardless of how designated and whether or not voting or non-voting) and (b) all warrants, options and other rights to acquire any of the foregoing, other than convertible debt securities which have not been converted into common stock, preferred stock, participations, shares, partnership interests or other Equity Interests in any such Person.

            “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, or any successor Federal statute.

            “ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with Company within the meaning of Sections 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

            “ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by Company or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by Company or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than PBGC premiums due but not delinquent under Section 4007 of ERISA, upon Company or any ERISA Affiliate.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Event of Default” means any of the events specified in Section 8.

            “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal statute.

            “Excluded Taxes” has the meaning set forth in Section 3.01.

            “Extension of Credit” means (a) a Borrowing, Conversion or Continuation of Loans and (b) a Letter of Credit Action wherein a new Letter of Credit is issued or which has the effect of increasing the amount of, extending the maturity of, or making a material modification to an outstanding Letter of Credit or the reimbursement of drawings thereunder.

            “FATCA” means collectively, Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantially comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

            “First Tier Foreign Subsidiary” means, at any date of determination, each foreign Material Subsidiary in which any Loan Party or any of its Domestic Subsidiaries owns directly more than 50%, in the aggregate, of the capital stock of such Subsidiary.

            “Foreign Subsidiary” means any (i) Subsidiary that is (A) treated as a corporation for U.S. federal income tax purposes and (B) not a United States person for U.S. federal income tax purposes; and (ii) Foreign Subsidiary Holdco.

            “Foreign Subsidiary HoldCo” means any Domestic Subsidiary whose assets consist entirely of capital stock of (or other ownership interests in or indebtedness of) one or more Subsidiaries that are (i) treated as a corporation for U.S. federal income tax purposes and (ii) are not United States persons for U.S. federal income tax purposes.

            “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession, that are applicable to the circumstances as of the date of determination, consistently applied. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and Company or Lender shall so request, Lender and Company shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP, provided that, until so amended, (a) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (b) Company shall provide to Lender financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “General Security Agreements” means each General Security Agreement (Personal Property), substantially in the form of Exhibit D, between any Loan Party, as Debtor, and Lender, as Secured Party, securing the Obligations of each such Loan Party, as the same may from time to time be amended, modified or supplemented.

            “German Obligations” means, on any date, the portion of the Obligations outstanding that are owing by Subsidiary Borrower, as a Borrower under the Loan Documents.

            “Global Debenture” means that certain 8% Senior Secured Convertible Debenture by Sphere 3D Corporation in favor of FBC Holdings S.a.r.l.

            “Global Debenture Maturity” means the date on which the Global Debenture matures. “Governmental Authority” means (a) any international, foreign, federal, state, county or municipal government, or political subdivision thereof, (b) any governmental or quasi-governmental agency, authority, board, bureau, commission, department, instrumentality, central bank or public body, or (c) any court, administrative tribunal or public utility.

            “Guarantor” means any Person that has entered into a Guaranty or otherwise guarantees all or any portion of the Obligations, including, without limitation, Parent, Company, V3 Systems Holdings, Inc. and Sphere 3D Inc.

            “Guaranty” means, collectively, those certain Guaranty Agreements, substantially in the form of Exhibit E, from each Guarantor in favor of the Lender, together with any other Guaranty executed pursuant to the terms of Section 6.12, as the same may from time to time be amended, modified or supplemented.

            “Guaranty Obligation” means, as to any Person, any (a) guaranty by such Person of Indebtedness of, or other obligation payable or performable by, any other Person, or (b) assurance, agreement, letter of responsibility, letter of awareness, undertaking or arrangement given by such Person to an obligee of any other Person with respect to the payment or performance of an obligation by, or the financial condition of, such other Person, whether direct, indirect or contingent, including any purchase or repurchase agreement covering such obligation or any collateral security therefor, any agreement to provide funds (by means of loans, capital contributions or otherwise) to such other Person, any agreement to support the solvency or level of any balance sheet item of such other Person or any “keep-well” or other arrangement of whatever nature, in each such case, given for the purpose of assuring or holding harmless such obligee against loss with respect to any obligation of such other Person; provided, however, that the term “Guaranty Obligation” shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guaranty Obligation shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, covered by such Guaranty Obligation or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the Person in good faith, but the amount may not exceed the maximum of the obligation under any guaranty or other support arrangement.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Hazardous Substance” means any substance, material or waste, including asbestos and petroleum (including crude oil or any fraction thereof), which is or becomes designated, classified or regulated as “toxic,” “hazardous,” a “pollutant” or similar designation under any Laws.

            “Indebtedness” means, as to any Person at any date of determination, all items which would, in conformity with GAAP, be classified as liabilities on a balance sheet of such Person as at such date, including, without limitation:

            (a)        all obligations of such Person for borrowed money, all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, and all Contingent Obligations;

            (b)        any direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), banker’s acceptances, bank guaranties, surety bonds and similar instruments;

            (c)        whether or not so included as liabilities in accordance with GAAP but excluding any portion thereof which would be accounted for as interest under GAAP, net obligations under any Swap Contract in an amount equal to (i) if such Swap Contract has been closed out, the termination value thereof, or (ii) if such Swap Contract has not been closed out, the mark-to-market value thereof determined on the basis of readily available quotations provided by any recognized dealer in such Swap Contract;

            (d)        whether or not so included as liabilities in accordance with GAAP and whether with or without recourse, all obligations of such Person to pay the deferred purchase price of property or services, and indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements and any earn-out obligations related to any Acquisition);

            (e)        Capital Leases in an amount of the capitalized lease liability appearing on Parent’s financial statements delivered in accordance with Sections 6.01(a) or (b) of this Agreement;

            (f)        the principal component or liquidation preference of all Equity Securities of such Person and which by the terms thereof matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, at any time prior to the Maturity Date or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 180 days after the earlier of the date of payment and satisfaction in full by the Loan Parties of the Obligations and the Maturity Date; and

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (g)        all Guaranty Obligations of such Person in respect of any of the foregoing obligations of any other Person;

provided that for all purposes of this Agreement, Indebtedness shall exclude (i) trade and other accounts payable and standard warranty obligations in the ordinary course of business in accordance with customary trade terms and which are not overdue for a period of more than ninety (90) days (unless contested in good faith by Parent or any Subsidiary) and all trade and other accounts payable and standard warranty obligations owed by Parent or any Subsidiary to Parent or any other Subsidiary, (ii) deferred Taxes, and (iii) accrued interest and expenses, except to the extent capitalized.

            For all purposes of this Agreement, the Indebtedness of any Person shall include, at any such time as such partnership or joint venture is not Solvent, the Indebtedness of any partnership or joint venture (to the extent the joint venture is a legal entity where the venture members have pass-through liability for all of the debts of the joint venture) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person (subject to customary recourse exceptions reasonably acceptable to Lender).

            “Indemnified Liabilities” has the meaning set forth in Section 9.12.

            “Indemnified Taxes” has the meaning set forth in Section 3.01.

            “Indemnitees” has the meaning set forth in Section 9.12.

            “Intellectual Property Security Agreements” means each Intellectual Property Security Agreement, substantially in the form of Exhibit G, entered into by any Loan Party, as Debtor, and Lender, as Secured Party, securing the Obligations of each such Loan Party, as the same may from time to time be amended, modified or supplemented.

            “Interest Rate” means (i) in the case of the Revolving Loan, a fluctuating rate per annum equal to the higher of (a) the rate of interest in effect for such day as publicly announced from time to time by the Wall Street Journal as its “prime rate” (or the average prime rate if a high and a low prime rate are therein reported) plus 2.00% or (b) 5.50%, and (ii) in the case of the Term Loan, a fluctuating rate per annum equal to the higher of (a) the rate of interest in effect for such day as publicly announced from time to time by the Wall Street Journal as its “prime rate” (or the average prime rate if a high and a low prime rate are therein reported) plus 2.75% or (b) 6.25% .

            “Investment” means, as to any Person, any investment by such Person, whether by means of the purchase or other acquisition of stock or other securities of any other Person or by means of a loan, creating a debt, capital contribution, guaranty or other debt or equity participation or interest in any other Person. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.

            “IRS” means the United States Internal Revenue Service.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “knowledge” means, when referring to the “knowledge” of any Person or any similar phrase or qualification based on knowledge or awareness with respect to such Person, (i) the actual knowledge of such Person or any officer or employee of such Person, and (ii) the knowledge that any such Person or any officer or employee of such Person, as a reasonably prudent business person, would have obtained in the conduct of his or her business.

            “Laws” or “Law” means all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities applicable to the Loan Parties or any Subsidiary, as applicable, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

            “Lender” has the meaning set forth in the introductory paragraph hereto.

            “Lending Office” means the office or offices of Lender described as such on Schedule 9.02, or such other office or offices as Lender may from time to time notify Borrowers.

            “Letter of Credit” has the meaning set forth in Section 2.01(c). A Letter of Credit may be a performance letter of credit or a financial letter of credit.

            “Letter of Credit Action” means the issuance, supplement, amendment, renewal, extension, modification or other action relating to a Letter of Credit hereunder.

            “Letter of Credit Application” means an application for a Letter of Credit Action from time to time in use by Issuing Lender.

            “Letter of Credit Cash Collateral Account” means a blocked deposit account at the Lender with respect to which Company agrees to execute and deliver from time to time such documentation as the Lender may reasonably request to grant to the Lender a security interest therein as security for the Letter of Credit Usage.

            “Letter of Credit Expiration Date” means the scheduled Maturity Date with respect to Revolving Loan.

            “Letter of Credit Sublimit” means an amount equal to $1,000,000. The Letter of Credit Sublimit is part of, and not in addition to, the Revolving Loan Commitment.

            “Letter of Credit Usage” means, as at any date of determination, the aggregate undrawn face amount of outstanding Letters of Credit plus the aggregate amount of all drawings under the Letters of Credit not reimbursed by Borrowers or converted into Loans.

            “Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement (including in the nature of, cash collateral accounts or security interests), encumbrance, lien (statutory or other), fixed or floating charge, or other security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable Laws of any jurisdiction), including the interest of a purchaser of accounts receivable.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Loan(s)” means a Revolving Loan and/or the Term Loan, as the context requires.

            “Loan Documents” means this Agreement, each Notice of Borrowing, each Note, each Guaranty, each Security Document, the Subordination Agreement, any Landlord’s Agreement, the Perfection Certificate, the Warrant, each Letter of Credit, each German security document delivered pursuant to Section 6.16, and each certificate, fee letter, and other instrument or agreement from time to time executed by any Loan Party or any of its Subsidiaries or any Senior Officer of the foregoing and delivered in connection with this Agreement.

            “Loan Parties” means Borrowers and Guarantors, and “Loan Party” means any of them.

            “Material Adverse Effect” means any set of circumstances or events which (a) has any material adverse effect upon the validity or enforceability of any Loan Document, (b) is material and adverse to the financial condition, business, assets or operations of the Loan Parties taken as a whole, or (c) materially impairs the ability of any Loan Party to perform its Obligations.

            “Material Contract” means each contract or agreement as to which the breach, nonperformance, cancellation or failure to renew by any party thereto could reasonably be expected to have a Material Adverse Effect.

            “Material Subsidiary” means a Subsidiary of the Parent which has assets with a total book value greater than 10% of the consolidated total assets of the Parent and its Subsidiaries, determined as of the end of the fiscal quarter immediately preceding the date of determination.

            “Maturity Date” means, with respect to (a) the Term Loan, the earlier of the Global Debenture Maturity or April 6, 2020 or such earlier date upon which the Obligations may be accelerated in accordance with the terms of this Agreement, and (b) each Revolving Loan, the earlier of the Global Debenture Maturity or April 6, 2018 or such earlier date upon which the Commitments may be terminated and/or the Obligations may be accelerated in accordance with the terms of this Agreement.

            “Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA.

            “Net Asset Sale Proceeds” means, with respect to any Asset Sale, an amount equal to: (i) Cash payments (including any Cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) received by the Parent or any of its Subsidiaries from such Asset Sale, minus (ii) any direct costs incurred in connection with such Asset Sale, including (a) income, gains or transfer Taxes payable by the seller as a result of any gain recognized in connection with such Asset Sale, (b) payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness (other than the Loans) that is secured by a Lien on the stock or assets in question and that is required to be repaid under the terms thereof as a result of such Asset Sale (c) a reasonable reserve for any indemnification payments (fixed or contingent) attributable to seller’s indemnities and representations and warranties to purchaser in respect of such Asset Sale undertaken by the Parent or any of its Subsidiaries in connection with such Asset Sal, and (d) reasonable legal expenses and third-party advisor fees related to such Asset Sale.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Net Insurance/Condemnation Proceeds” means an amount equal to: (i) any Cash (or Cash Equivalents) payments or proceeds received by the Parent or any of its Subsidiaries (a) under any casualty insurance policy in respect of a covered loss thereunder or (b) as a result of the taking of any assets of the Parent or any of its Subsidiaries by any Person pursuant to the power of eminent domain, condemnation or otherwise, or pursuant to a sale of any such assets to a purchaser with such power under threat of such a taking, minus (ii) (a) any costs incurred by the Parent or any of its Subsidiaries in connection with the adjustment or settlement of any claims of the Parent or such Subsidiary in respect thereof, including reasonable fees and expenses of counsel and any other third-party advisors and taxes payable as a result of such event referred to in clause (i)(a) of this definition, (b) any costs incurred in connection with any sale of such assets as referred to in clause (i)(b) of this definition, including reasonable fees and expenses of counsel and any other third-party advisors and income, gains or transfer Taxes payable as a result of any gain recognized in connection therewith, and (c) the amount of any Indebtedness (other than the Obligations) which is secured by such property and is required or otherwise determined to be repaid or prepaid as a result of such condemnation, taking, or loss.

            “Note” means a promissory note made by a Borrower in favor of Lender evidencing Loans made by Lender, substantially in the form of Exhibit C-1 or C-2, as applicable (collectively, the “Notes”).

            “Notice of Borrowing” has the meaning set forth in Section 4.02(a).

            “Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Loan Parties and their Subsidiaries arising under any Loan Document, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest that accrues after the commencement of any proceeding under any Debtor Relief Laws by or against any Loan Party or any Subsidiary or Affiliate of any Loan Party.

            “OFAC” means the Office of Foreign Assets Control, United States Department of the Treasury.

            “OFAC Listed Person” means any Person whose name appears on the SDN List.

            “OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing. A list of OFAC Sanctions Programs may be found at http://www.treasury.gov/resource-center/sanctions/Programs/Pages/Programs.aspx ..

            “Operating Plan” means, for any period, Parent’s annual plan and projections for revenue, operating profit, net income, free cash flow and Consolidated Adjusted EBITDA for such period, as the same has been approved by both the Parent’s board of directors and the Lender, as amended, modified, replaced, or supplemented from time to time. The initial Operating Plan was delivered to Lender on February 3, 2016 and is attached and which shall be attached hereto as Exhibit K.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Opus Bank” means Opus Bank, a California commercial bank.

            “Ordinary Course Indebtedness” means:

            (a)        Indebtedness arising from the honoring of a check, draft or similar instrument against insufficient funds or from the endorsement of instruments for collection in the ordinary course of Parent or any Subsidiary’s business;

            (b)        Indebtedness of Parent or any of its Subsidiaries with respect to bid, surety, appeal, indemnity, performance or other similar bonds or letters of credit supporting such bonds in the ordinary course of business;

            (c)        Indebtedness arising in connection with Swap Contracts in the ordinary course of business to hedge bona fide risk and not for speculative purposes;

            (d)        Indebtedness of Parent or any of its Subsidiaries consisting of the financing of insurance premiums entered into in the ordinary course of business;

            (e)        Indebtedness of Parent or any of its Subsidiaries consisting of the financing of software in the ordinary course of business; and

            (f)        unsecured Indebtedness to trade creditors incurred in the ordinary course of business.

             “Ordinary Course Investments” means Investments consisting of:

            (a)        (i) marketable direct obligations issued or unconditionally guaranteed by the United States of America or any agency or any State thereof maturing within one (1) year from the date of acquisition thereof, (ii) commercial paper maturing no more than one (1) year from the date of creation thereof and having a rating of at least A-2 or P-2 from either Standard & Poor’s Corporation or Moody’s Investors Service, Inc., (iii) certificates of deposit maturing no more than one (1) year from the date of investment therein issued by Lender , (iv) money market funds at least ninety-five percent (95%) of the assets of which are of the kinds described in clauses (i) through (iii) of this definition and (v) Lender’s money market accounts;

            (b)        Investments in the ordinary course of business consisting of cash-in-advance payments, prepaid royalties and other deposits or credit obligations required by or to customers, suppliers, vendors and service providers that are not Affiliates of Company; provided that this clause (b) shall not apply to Investments of Parent in any Subsidiary (or of a Subsidiary in any of its Subsidiaries);

            (c)        Guaranty Obligations permitted by Section 7.01;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (d)        advances to officers, directors and employees of Parent and its Subsidiaries for travel, entertainment, relocation and analogous ordinary business purposes;

            (e)         Investments in the ordinary course of business by Parent in Subsidiaries (and a Subsidiary in its Subsidiaries); provided that the aggregate amount of such Investments after the Closing Date in Subsidiaries that are not (or do not concurrently become) Guarantors shall not exceed $250,000 at any time outstanding; and

            (f)        Investments of any Subsidiary existing at the time it becomes a Subsidiary of Parent, provided that such Investments were not made in anticipation of such Person becoming a Subsidiary of Parent;

            (g)        Investments permitted by Parent’s investment policy, as amended from time to time, provided that such investment policy (and any amendment thereto) has been approved in writing by Lender, which approval shall not be unreasonably withheld;

            (h)        Investments consisting of deposit accounts;

            (i)        Investments accepted in connection with Dispositions permitted by Section 7.04;

            (j)        Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

            (k)        Joint ventures or strategic alliances in the ordinary course of business consisting of the non-exclusive licensing of technology, the development of technology or the providing of technical support, provided that any cash Investments do not exceed Two Hundred and Fifty Thousand Dollars ($250,000.00) in the aggregate in any fiscal year; and

            (l)        Investments consisting of lease, utility and other similar deposits in the ordinary course of business.

            “Ordinary Course Liens” means:

            (a)        Liens pursuant to any Loan Document;

            (b)        Liens for Taxes not yet delinquent or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP and no item or portion of property of Parent or any of its Subsidiaries is in jeopardy of being seized, levied upon or forfeited as a result thereof;

            (c)        carriers’, warehousemen’s, mechanics’, materialman’s, repairmen’s, landlord’s, liens arising under customary extended retention of title arrangements (verlängerter Eigentumsvorbehalt) or other like Liens arising in the ordinary course of business which are not overdue for a period of more than sixty (60) days or remain payable without penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (d)        pledges or deposits in connection with worker’s compensation, unemployment insurance and other social security legislation;

            (e)        deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety, stay and appeal bonds, performance and return of money bonds and other obligations of a like nature incurred in the ordinary course of business;

            (f)        easements, rights-of-way, restrictions (including zoning restrictions), covenants, licenses, encroachments, protrusion and other similar encumbrances or minor title deficiencies affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of any Person;

            (g)        attachment, judgment or other similar Liens arising in connection with litigation or other legal proceedings (and not otherwise constituting an Event of Default hereunder) in the ordinary course of business that is currently being contested in good faith by appropriate proceedings, so long as adequate reserves have been set aside therefor and no item or portion of property of the Parent or any of its Subsidiaries is in jeopardy of being seized, levied upon or forfeited as a result thereof;

            (h)        Liens arising from leasehold interests in leases or subleases; the rights of licensors under licenses under which Parent or any of its Subsidiaries is the licensee, and licenses granted in the ordinary course of business and not interfering in any material respect with the business of the licensor;

            (i)        Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties and in connection with the importation of goods in the ordinary course of Parent’s and its Subsidiaries’ businesses that are promptly paid on or before the date they become due;

            (j)        Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution and liens arising under the general terms and conditions of banks or Sparkassen (Allgemeine Geschäftsbedingungen der Banken oder Sparkassen); provided that (i) such deposit account is not subject to restrictions against access by Parent or any of its Subsidiaries in excess of those set forth by regulations promulgated by the Board, and (ii) such deposit account is not intended by Parent or any Subsidiary to provide collateral to the depository institution;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (k)        purported Liens evidenced by the filing of Uniform Commercial Code precautionary financing statements relating to operating leases entered into in the ordinary course of business and not otherwise prohibited under this Agreement; and

            (l)        Joint ventures or strategic alliances in the ordinary course of business consisting of the non-exclusive licensing of technology, the development of technology or the providing of technical support, provided that any cash Investments do not exceed Two Hundred and Fifty Thousand Dollars ($250,000.00) in the aggregate in any fiscal year; and

            (m)        Investments consisting of lease, utility and other similar deposits in the ordinary course of business.

            “Organization Documents” means (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws; (b) with respect to any limited liability company, the articles of formation and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership or joint venture agreement and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation with the secretary of state or other department in the state of its formation, in each case as amended from time to time.

            “Outstanding Obligations” means, as of any date, and giving effect to making any Extensions of Credit requested on such date and all payments, repayments and prepayments made on such date, the sum of (i) the aggregate outstanding principal amount of all Loans made by the Lender, and (ii) all Letter of Credit Usage.

            “Parent” means Sphere 3D Corp., a corporation formed under the laws of Ontario, Canada.

            “Payment Date” means the first day of each calendar month and the Maturity Date; provided, further, that interest accruing at the Default Rate shall be payable from time to time upon demand by Lender.

            “PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto established under ERISA.

            “Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by Company or any ERISA Affiliate or to which Company or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer plan (as described in Section 4064(a) of ERISA) has made contributions at any time during the immediately preceding five plan years.

            “Perfection Certificate” means that certain Perfection Certificate dated as of the date hereof executed by Company.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Permitted Acquisition” means any Acquisition, so long as: (a) at least ten (10) days prior to the consummation of such Acquisition, Company shall have delivered to Lender in writing (i) notice of such Acquisition, and (ii) a description of the terms of such Acquisition (including without limitation, the purchase price and method and structure of payment thereof); (b) Company provides to Lender evidence satisfactory to Lender that such Acquisition is accretive to Consolidated Adjusted EBITDA (as measured on a trailing twelve month basis) on a pro forma basis and consistent with the terms of Company’s business plan; (c) in the case of an Acquisition of another Person formed under the laws of a jurisdiction other than the United States of America (or, in the case of an Acquisition by Parent, an Acquisition of another Person formed under the laws of a jurisdiction other than Canada or the United States of America), (i) the consideration for the purchase price of such Acquisition consists solely of Equity Interests of Parent, (ii) the board of directors (or other comparable governing body) of such other Person shall have duly approved such Acquisition, and (iii) if such entity becomes a First Tier Foreign Subsidiary then such entity’s parent pledges sixty-five percent (65%) of such entity’s Equity Interest to Lender and shall have otherwise complied with the requirements of Section 6.12(b) hereof; (d) in the case of an Acquisition of a Person formed under the laws of one of the states of the United States of America, (i) the board of directors (or other comparable governing body) of such other Person shall have duly approved such Acquisition, (ii) such entity enters into a joinder agreement and becomes a Guarantor under this Agreement, (iii) such entity’s parent entity pledges one hundred percent (100%) of such entity’s Equity Interest and (iv) such entity shall have otherwise complied with the requirements of Section 6.12(a) hereof; (e) no Default or Event of Default exists immediately prior to, or would exist immediately after giving effect to, such Acquisition; (f) the representations and warranties made or deemed made by the Loan Parties under the Loan Documents, shall be true and correct in all material respects on and as of the date of such Acquisition and after giving effect thereto with the same force and effect as if made on and as of such date except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date; (g) such Acquisition is consummated in accordance with applicable law; (h) the purchase price of such Permitted Acquisition is no more than $1,000,000 individually and no more than $3,000,000 in the aggregate during the term of this Agreement; (i) after giving effect to and the consummation of such Acquisition, the Loan Parties are in pro forma compliance with Section 7.11 hereof; (j) if the amount of any related hold-back or earn-out obligations when included in the purchase price of such Acquisition would cause the total thereof to exceed either value included in clause (h) above, as applicable, any such hold-back or earn-out obligations are subordinated to the Obligations hereunder pursuant to a subordination agreement in form and substance satisfactory to the Lender in its sole discretion; and (k) Company has delivered to Lender substantially concurrently with the closing of the Permitted Acquisition a certificate of a Senior Officer of Company certifying to compliance with clauses (b) through (j) above.

            “Permitted Indebtedness” has the meaning specified in Section 7.01. “

            Permitted Investments” has the meaning specified in Section 7.05.

            “Permitted Liens” has the meaning specified in Section 7.02.

            “Permitted Merger” the meaning specified in Section 7.03.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Person” means any individual, trustee, corporation, general partnership, limited partnership, limited liability company, joint stock company, trust, unincorporated organization, bank, business association, firm, joint venture, or Governmental Authority.

            “Plan” means any employee benefit plan maintained or contributed to by the Parent or by any trade or business (whether or not incorporated) under common control with Company as defined in Section 4001(b) of ERISA and insured by the PBGC under Title IV of ERISA.

            “Pledge Agreements” means each Security and Pledge Agreement, substantially in the form of Exhibit F, among any Loan Party, as Debtor, and Lender, as Secured Party, securing the Obligations of each such Loan Party, as the same may from time to time be amended, modified or supplemented.

            “PT” means Pacific Time.

            “Reportable Event” means any of the events set forth in Section 4043(b) of ERISA or the regulations thereunder, a withdrawal from a Plan described in Section 4063 of ERISA, or a cessation of operations described in Section 4062(e) of ERISA.

            “Requisite Notice” means, unless otherwise provided herein, irrevocable written notice to the intended recipient. Such notices shall be (i) delivered to such recipient at the address or telephone number or email address specified on Schedule 9.02 or as otherwise designated by such recipient by Requisite Notice to Lender, and (ii) if made by a Borrower, given or made by a Senior Officer of such Borrower. Any written notice delivered in connection with any Loan Document shall be in the form, if any, prescribed herein or therein.

            “Requisite Time” means, with respect to any of the actions listed below, the time and date set forth below opposite such action:

Borrowing or prepayment of a Loan	10:00 a.m. PT	Same date as such Borrowing or prepayment
Payments by a Borrower to Lender	11:00 a.m. PT	On date payment is due
Voluntary reduction in or termination of Commitment	10:00 a.m. PT	Three Business Days prior to such reduction or termination

            “Restricted Payment” means:

                   (a)        the declaration or payment of any dividend or distribution by a Person, either in cash, securities or other property, on any shares of Equity Securities of any class of such Person, including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such Equity Securities; and

                   (b)        any other payment or distribution by a Person in respect of its Equity Securities, either directly or indirectly.

Confidential Treatment Requested

** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Revolving Loan” has the meaning specified in Section 2.01(b).

            “Revolving Loan Availability” means, at any time, the remainder of (a) the aggregate Revolving Loan Commitment at such time minus (b) the aggregate Revolving Outstandings of Borrowers at such time.

            “Revolving Loan Commitment” means the commitment of the Lender to make Revolving Loans to Borrowers in an aggregate outstanding amount not to exceed $10,000,000, as such amount may be changed from time to time pursuant to Section 2.05.

            “Revolving Outstandings” means, for a Borrower at any time, the sum of (a) the aggregate principal amount of all outstanding Revolving Loans made to such Borrower, plus (b) the aggregate amount of all Letter of Credit Usage of such Borrower.

            “Sanctioned Country” means a country subject to any OFAC Sanctions Program.

            “SDN List” means the list of Special Designated Nationals and Blocked Persons published by OFAC. The SDN List is available at http://www.treasury.gov/sdn .

            “Securities Account Control Agreements” means the respective Securities Account Control Agreements entered into among any Loan Party, as customer, the Lender, as secured party, and any account holder with whom such Loan Party maintains securities accounts from time to time.

            “Security Documents” means the General Security Agreements, the Intellectual Property Security Agreements, the Pledge Agreements, the Deposit Account Control Agreements, the Securities Account Control Agreements and each other security agreement executed in connection with this Agreement which recite that they secure all or a portion of the Obligations.

            “Senior Debt” shall mean, at any time, the aggregate outstanding amount of the Loans at such time.

            “Senior Leverage Ratio” shall mean, as of the last day of any fiscal quarter, the ratio of (a) the aggregate principal amount of Senior Debt outstanding as of such date to (b) Consolidated Adjusted EBITDA of Parent and its Subsidiaries for the trailing twelve months ending on such date, provided that (i) Consolidated Adjusted EBITDA for the four-consecutive fiscal quarters ended on December 31, 2016 shall be deemed to be the Consolidated Adjusted EBITDA of the Parent and its Subsidiaries for the fiscal quarter ended on December 31, 2016 multiplied by ** (ii) Consolidated Adjusted EBITDA for the four-consecutive fiscal quarters ended on March 30, 2017 shall be deemed to be the Consolidated Adjusted EBITDA of Parent and its Subsidiaries for the two-consecutive fiscal quarters ended on March 30, 2017 multiplied by ** and (iii) Consolidated Adjusted EBITDA for the four-consecutive fiscal quarters ended on June 30, 2017 shall be deemed to be the Consolidated Adjusted EBITDA of Parent and its Subsidiaries for the three-consecutive fiscal quarters ended on June 30, 2017 multiplied by **.

            “Senior Officer” means, with respect to any Person, any chief executive officer, the chief financial officer, the chief operating officer or the treasurer of such Person and any other Person reasonably designated in writing as a “Senior Officer” by such Person.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Solvent” means, as to any Person at any time, that (i) the fair value of the property of such Person is greater than the amount of such Person’s liabilities (including disputed, contingent and unliquidated liabilities) as such value is established and liabilities evaluated for purposes of Section 101(32) of the Bankruptcy Code; (ii) the present fair saleable value of the property of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured; (iii) such Person is able to realize upon its property and pay its debts and other liabilities (including disputed, contingent and unliquidated liabilities) as they mature in the normal course of business; (iv) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature; and (v) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute unreasonably small capital.

            “Subordinated Debt” means (i) Indebtedness under the Global Debenture and (ii) Indebtedness incurred by Parent or another Loan Party that is subordinated to all of Parent’s or such Loan Party’s now or hereafter indebtedness to Lender pursuant to a Subordination Agreement that prohibits principal payments and only permits non-cash interest payment on such debt (i.e., payment in kind interest payments).

           “Subordination Agreement” shall mean the Subordination Agreement, in the form of Exhibit H attached hereto.

            “Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned or controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Parent.

            “Subsidiary Borrower” has the meaning set forth in the introductory paragraph hereto.

            “Subsidiary Borrower Revolving Sublimit” means $10,000,000.

            “Swap Contract” means (a) any and all rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., or any other master agreement (any such master agreement, together with any related schedules, as amended, restated, extended, supplemented or otherwise modified in writing from time to time, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Taxes” has the meaning specified in Section 3.01(a).

            “Term Loan” has the meaning specified in Section 2.01(a).

            “Term Loan Commitment” means the commitment of the Lender to make the Term Loan to Company on the Closing Date in the original principal amount of $10,000,000.

            “Threshold Amount” means $500,000.

            “to the best knowledge of” means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by such Person (or, (i) in the case of any Loan Party, known by any officer of any Loan Party, or, (ii) in the case of any other Person other than a natural Person, known by any Senior Officer of such Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by such Person (or, (i) in the case of any Loan Party, would have been known by any Senior Officer of any Loan Party, or, (ii) in the case of any other Person other than a natural Person, would have been known by any executive officer of such Person).

            “U.S. Economic Sanctions” means all United States economic sanctions, including but not limited to the Trading with the Enemy Act, the International Emergency Economic Powers Act, CISADA or any similar law or regulation with respect to Iran or any other country, the Sudan Accountability and Divestment Act, any OFAC Sanctions Program, or any economic sanctions regulations administered and enforced by the United States or any enabling legislation or executive order relating to any of the foregoing.

            “Unfunded Pension Liability” means the excess of a Pension Plan’s benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of such Pension Plan’s assets, determined in accordance with the assumptions used for funding such Pension Plan pursuant to Section 412 of the Code for the applicable plan year.

            “Uniform Commercial Code” shall mean the Uniform Commercial Code of the State of California as presently in force and effect and any replacements therefor as and when such replacements become effective.

            “USA PATRIOT Act” means United States Public Law 107-56, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT Act of 2001), as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

            “US Obligations” means, on any date, the portion of the Obligations outstanding that are owing by Company, as a Borrower under the Loan Documents.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            “Warrant” means that certain common stock purchase warrant or warrants issued to the Lender, together with each common stock purchase warrant delivered in substitution or exchange thereof, in the form of Exhibit I hereto.

           1.02.        Use of Certain Terms.

                          (a)        All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto or thereto, unless otherwise defined therein.

                          (b)        As used herein, unless the context requires otherwise, the masculine, feminine and neuter genders and the singular and plural include one another.

                          (c)        The words “herein” and “hereunder” and words of similar import when used in any Loan Document shall refer to the Loan Documents as a whole and not to any particular provision thereof. The term “including” is by way of example and not limitation. References herein to a Section, subsection or clause shall, unless the context otherwise requires, refer to the appropriate Section, subsection or clause in this Agreement.

                          (d)        The term “or” is disjunctive; the term “and” is conjunctive. The term “shall” is mandatory; the term “may” is permissive.

            1.03.        Accounting Terms. All accounting terms not specifically or completely defined in this Agreement shall be construed in conformity with, and all financial data required to be submitted by this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, and applied in a manner consistent with that used in preparing Parent’s audited financial statements for the fiscal year ended December 31, 2014, except as otherwise specifically prescribed herein. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Financial Accounting Standards Board Accounting Standards Codification 825 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of Parent or any Subsidiary at “fair value”, as defined therein.

            1.04.        Rounding. Any financial ratios required to be maintained by the Loan Parties and their Subsidiaries pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round-up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement.

            1.05.        Exhibits and Schedules. All exhibits and schedules to this Agreement, either as originally existing or as the same may from time to time be supplemented, modified or amended, are incorporated herein by this reference.

            1.06.        References to Agreements and Laws. Unless otherwise expressly provided herein, (a) references to agreements (including the Loan Documents) and other contractual instruments shall include all amendments, restatements, extensions, supplements and other modifications thereto (unless prohibited by any Loan Document), and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

SECTION 2
EXTENSION OF CREDIT

            2.01.        Loans; Maximum Amounts. Subject to the terms and conditions set forth in this Agreement, Lender agrees to make Loans to Borrowers as follows:

                          (a)        Term Loan. Subject to the terms and conditions set forth in this Agreement, Lender agrees to make a term loan to Company (the “Term Loan”) in Dollars on the Closing Date in the amount of the Term Loan Commitment. The Term Loan Commitment shall expire concurrently with the making of the Term Loan on the Closing Date. Once prepaid or repaid, the Term Loan may not be reborrowed. The Term Loan shall be repaid in accordance with Section 2.02 and Section 2.03.

                          (b)        Revolving Loans. Subject to the terms and conditions set forth in this Agreement, Lender agrees to make one or more loans on a revolving basis to each Borrower (each a “Revolving Loan”) in Dollars from time to time until the Maturity Date; provided, however, that (i) the aggregate Revolving Outstandings of Borrowers shall not at any time exceed the Revolving Loan Commitment and (ii) the Revolving Outstandings of Subsidiary Borrower shall not at any time exceed the Subsidiary Borrower Revolving Sublimit. The Revolving Loans shall be repaid in accordance with Section 2.02 and Section 2.03. The Revolving Loans are a revolving credit and, subject to the terms and conditions hereof, each Borrower may borrow, prepay and reborrow Revolving Loans as set forth herein without premium or penalty. Notwithstanding anything contained herein to the contrary, the first $10,000,000 of the Revolving Outstandings outstanding at any time shall be drawn by the Subsidiary Borrower, and (i) at any time when the Revolving Outstandings exceed $10,000,000, all prepayments on the Revolving Loans shall be made by the Company and shall reduce the Revolving Outstandings of the Company and (ii) at any time when the Revolving Outstandings is equal to or is less than $10,000,000, all prepayments on the Revolving Loans shall be made by the Subsidiary Borrower and shall reduce the Revolving Outstandings of the Subsidiary Borrower.

                          (c)        Letters of Credit. Subject to Section 2.11, the Lender agrees to issue standby letters of credit (or guarantee standby letters of credit issued by another financial institution selected by the Lender in its sole discretion), in each case containing such terms and conditions as are permitted by this Agreement (each, a “Letter of Credit”), at the request of and for the account of the Company from time to time before the Letter of Credit Expiration Date. For the avoidance of doubt, no Letter of Credit shall be issued to the Subsidiary Borrower, but Letters of Credit can be issued to the Company for the benefit of the Subsidiary Borrower.

                          (d)        Borrowing Procedure. A Borrower may irrevocably request a Borrowing of a Revolving Loan in a minimum amount of $100,000 or a higher integral multiple of $100,000 by delivering a Notice of Borrowing therefor by Requisite Notice to Lender not later than the Requisite Time therefor.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                          (e)        Notes. Loans shall be evidenced by one or more Notes. The date, amount and maturity of Lender’s Loans and payments and other particulars with respect thereto may be endorsed on schedule(s) attached to the applicable Note by Lender and/or recorded on one or more loan accounts or records maintained by Lender in the ordinary course of business. Such Notes, loan accounts and records shall be conclusive absent manifest error of the amount of such Loans and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the applicable Borrower to pay any amount owing with respect to the Loans.

                          (f)        Obligations of Borrowers. Notwithstanding any other provision in this Agreement, the obligations of Borrowers under this Agreement shall be several and not joint; provided, however, that Company will guarantee the payment and performance of all obligations of Subsidiary Borrower under this Agreement pursuant to the Guaranty.

            2.02.        Prepayments.

                          (a)        Voluntary. Upon Requisite Notice to Lender not later than the Requisite Time therefor, a Borrower may at any time and from time to time voluntarily prepay Loans made to it in part (in a minimum amount of $100,000 or a higher integral multiple of $100,000) or in full, without premium or penalty. Any prepayment of any Loan shall be accompanied by all accrued (but unpaid) interest thereon. All voluntary prepayments by Company of the Term Loan shall be applied pro rata to the then remaining scheduled payments of principal due with respect thereto (including, without limitation, the payment due on the maturity thereof).

                          (b)        Mandatory Prepayment if Commitment Exceeded. If at any time (i) the aggregate Revolving Outstandings of Borrowers exceed the Revolving Loan Commitment then in effect, Company shall immediately prepay, or cause Subsidiary Borrower to repay, Revolving Loans in an aggregate amount equal to such excess, together with accrued (but unpaid) interest thereon and (ii) the Revolving Outstandings of Subsidiary Borrower exceed the Subsidiary Borrower Revolving Sublimit, Subsidiary Borrower shall immediately prepay its outstanding Revolving Loans in an amount equal to such excess, together with accrued (but unpaid) interest thereon.

                          (c)        Other Mandatory Prepayments. In addition to the payments required by Section 2.03(b) hereof, Company shall (subject to Section 2.02(d) below) make mandatory prepayments of the Term Loan as set forth below. Subject to Section 2.02(d) below, all such prepayments required under clauses (i) and (ii) below shall be applied pro rata to the remaining scheduled payments of principal due under the Term Loan (including, without limitation, the payment due on the Maturity Date thereof). To the extent any amounts remain after such application, other than any amounts remaining as a result of Lender declining prepayment pursuant to Section 2.02(d), such amounts may be retained by Company.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                          (i)        Asset Sales. No later than the fifth Business Day following the date of receipt by the Parent or any of its Domestic Subsidiaries of any Net Asset Sale Proceeds (or on the 271st day if the first proviso hereto applies) if such Net Asset Sale Proceeds are equal to or in excess of $500,000 received in any fiscal year through the applicable date of determination, Company shall prepay, subject to the provisions of Section 2.02(d) below, the Term Loan in an aggregate amount equal to such Net Asset Sale Proceeds; provided that, so long as no Event of Default shall have occurred and be continuing, Company need not so apply such Net Asset Sale Proceeds so long as the Parent or one or more of its Subsidiaries invests such Net Asset Sale Proceeds within two hundred seventy (270) days of receipt thereof in assets of the general type used in the business of the Parent and its Subsidiaries (including acquisitions of assets by way of stock purchase, merger or acquisition of assets of a Borrower or business unit in compliance with Section 7.03) or the applicable Borrower or Guarantor enters into a binding commitment thereof within two hundred seventy (270) days from the date of the receipt of such Net Asset Sale Proceeds and subsequently makes such reinvestment within one hundred eighty (180) days from the date of such binding commitment;; provided, further, pending any such investment all such Net Asset Sale Proceeds shall be invested in Cash or Cash Equivalents and deposited in the Designated Deposit Account and held therein until such time as such Net Asset Sale Proceeds are applied in payment of such investment.

                          (ii)        Insurance/Condemnation Proceeds. No later than the fifth Business Day following the date of receipt by the Parent or any of its Subsidiaries (or on the 271st day if the first proviso hereto applies), or Lender as loss payee, of any Net Insurance/Condemnation Proceeds equal to or in excess of $500,000 received in any fiscal year through the applicable date of determination, Company shall prepay, subject to the provisions of Section 2.02(d) below, the Term Loan in an aggregate amount equal to such Net Insurance/Condemnation Proceeds; provided that so long as no Event of Default shall have occurred and be continuing, Company need not so apply such Net Insurance/Condemnation Proceeds so long as the Parent or one or more of its Subsidiaries invests such Net Insurance/Condemnation Proceeds within two hundred seventy (270) days of receipt thereof in assets of the general type used or useful in the business of the Parent and its Subsidiaries, which investment may include the repair, restoration or replacement of the applicable assets thereof; provided, further, that pending any such investment all such Net Insurance/Condemnation Proceeds, as the case may be, shall be invested in Cash or Cash Equivalents and deposited in the Designated Deposit Account and held therein until such time as such Net Insurance/Condemnation Proceeds are applied in payment of such investment.

                          (d)        Lender’s Right to Decline Certain Mandatory Prepayments. Lender has the right to decline requiring Company to pay to it the mandatory prepayment(s) described in Section 2.02(c) above. Upon receipt by the Lender of any such prepayment of the Term Loan, the amount of the prepayment that is available to prepay the Term Loan (the “Prepayment Amount”) shall be deposited in a cash collateral account on terms reasonably satisfactory to the Lender and Company, pending application of such amount on the date on which such prepayment shall be made (the “Prepayment Date”), which date shall be ten (10) Business Days after the date of such receipt. Lender may decline such prepayment by giving written notice to Company by not later than 11:00 a.m. on the Business Day immediately preceding the Prepayment Date (in which case such amounts shall be returned to Company). On the Prepayment Date, an amount equal to that portion of the Prepayment Amount accepted by the Lender to prepay the Term Loan shall be withdrawn from the applicable cash collateral account and applied to prepay the Term Loan in the manner described in the first paragraph of Section 2.02(c), for such prepayment.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            2.03.        Principal and Interest.

                          (a)        Except as otherwise provided hereunder, if not sooner paid, each Borrower agrees to pay to Lender the outstanding principal amount of each of its Loans on the Maturity Date.

                          (b)        Company shall repay the principal of the Term Loan as follows on the first day of each month, beginning on April 1, 2017, in thirty-six (36) equal installments of $277,778 each on each Payment Date.

                          (c)        Subject to subsection (d) below, and unless otherwise specified herein, each Borrower shall pay interest on the unpaid principal amount of each Loan made to it (before and after default, before and after maturity, before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Laws) from the date borrowed until paid in full (whether by acceleration or otherwise) in arrears on each Payment Date on or after May 1, 2016 at a rate per annum equal to the Interest Rate.

                          (d)        While any Event of Default exists or after acceleration, each Borrower shall pay to Lender interest (after as well as before entry of judgment thereon to the extent permitted by law) on the principal amount of all its Outstanding Obligations, at the Default Rate.

                          (e)        In addition to interest as set forth herein, each Borrower shall pay to Lender a late charge equal to five percent (5%) of any amounts due under its Loans in the event any such amount is not paid within three (3) days after the date when due.

            2.04.        Fees.

                          (a)        Facility Fee. Company shall pay to Lender a facility fee equal to 0.50% per annum on the daily average unused amount of the Revolving Loan Commitment, computed on a quarterly basis in arrears on the last day of each calendar quarter. Such facility fee shall accrue from the Closing Date (including at any time during which one or more conditions in Section 4 are not met) to the Maturity Date and shall be due and payable quarterly in arrears on the first calendar day of each succeeding calendar quarter and on the Maturity Date.

                          (b)        Loan Fee. On the Closing Date, Company shall pay to Lender an amount equal to 1.00% of Lender’s Commitment ($200,000).

            2.05.        Change or Termination of Commitments. Upon Requisite Notice to Lender not later than the Requisite Time therefor, Company may at any time and from time to time, without consent of Subsidiary Borrower and without premium or penalty, permanently and irrevocably reduce the Revolving Loan Commitment in a minimum amount of $100,000 or a higher integral amount of $100,000 or terminate the Revolving Loan. Any such reduction or termination of the Revolving Loan Commitment shall be accompanied by payment to Lender of all accrued and unpaid commitment fees with respect to the portion of the Revolving Loan Commitment being reduced or terminated and shall reduce the Subsidiary Borrower Revolving Sublimit by a proportional amount.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            2.06.        Computation of Interest and Fees. Computation of all types of interest and all fees shall be calculated on the basis of a year of 360 days and the actual number of days elapsed.

            2.07.        Making Payments.

                           (a)        Except as otherwise provided herein, all payments by Borrowers hereunder shall be made via automatic payment from the Designated Deposit Account. All payments received after the Requisite Time shall be deemed received on the next succeeding Business Day. All payments shall be made in immediately available funds in lawful money of the United States of America. All payments by Borrowers shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff.

                          (b)       Upon satisfaction of any applicable terms and conditions set forth herein, Lender shall promptly apply any amounts received in accordance with the prior subsection available in like funds as received by wire transfer to Lender at its Lending Office.

                          (c)        If any payment to be made by a Borrower shall come due on a day other than a Business Day, payment shall instead be considered due on the next succeeding Business Day, and such extension of time shall be reflected in computing interest and fees.

                          (d)        If Lender is required at any time to return to a Borrower, or to a trustee, receiver, liquidator, custodian, or any official under any proceeding under Debtor Relief Laws, all or any portion of a payment made by such Borrower, the obligations of such Borrower hereunder with respect to such payment or portion thereof shall be reinstated at such time as though such payment or portion thereof had been due but not made at such time.

            2.08.        Funding Sources. Nothing in this Agreement shall be deemed to obligate Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

            2.09.        Collateral. The Obligations are secured by the Security Documents.

            2.10.        Authorization for Direct Payments (ACH Debits). To effectuate any scheduled payments due under this Agreement or under any other Loan Documents, Company hereby authorizes the Lender to initiate debit entries to the Designated Deposit Account and to debit the same to such account. This authorization to initiate debit entries shall remain in full force and effect until payment in full of the Obligations under this Agreement. Company represents that the Company is and will be the owner of all funds in the Designated Deposit Account. Borrowers acknowledge: (a) that such debit entries may cause an overdraft of such account which may result in the Lender’s refusal to honor items drawn on such account until adequate deposits are made to such account; (b) that the Lender is under no duty or obligation to initiate any debit entry for any purpose; and (c) that if a debit is not made because the above-referenced account does not have a sufficient available balance, or otherwise, the payment may be late or past due.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            2.11.        Letters of Credit.

                          (a)        Letter of Credit Sublimit. Subject to the terms and conditions set forth in this Agreement, until the Letter of Credit Expiration Date, the Lender shall take such Letter of Credit Actions as a Borrower may from time to time request; provided, however, that (i) the aggregate Revolving Outstandings of Borrowers shall not at any time exceed the Revolving Loan Commitment; (ii) the Revolving Outstandings of Subsidiary Borrower shall not at any time exceed the Subsidiary Borrower Revolving Sublimit and (iii) Letter of Credit Usage shall not at any time exceed the Letter of Credit Sublimit.

                          (b)        Letters of Credit Documentation and Expiry. Each Letter of Credit shall be issued pursuant to documentation, policies and procedures specified by the Lender or by the Correspondent Bank (with written approval of the Lender), as applicable. No Letter of Credit may expire more than twelve (12) months after the date of its issuance or last renewal; provided, however, that no Letter of Credit shall expire after the Letter of Credit Expiration Date.

                          (c)        Requesting Letter of Credit Actions. A Borrower may irrevocably request a Letter of Credit Action in minimum amount of $50,000 therefor by delivering a Letter of Credit Application therefor to the Lender, by Requisite Notice not later than the Requisite Time therefor. Each Letter of Credit Action shall be in a form acceptable to the Lender in its sole discretion. Unless the Lender notifies the applicable Borrower that it has determined that such Letter of Credit Action is contrary to any Laws or policies of the Lender, the Lender shall, upon satisfaction of the applicable conditions set forth in Section 4.02 with respect to any Letter of Credit Action constituting an Extension of Credit, effect such Letter of Credit Action. This Agreement shall control in the event of any conflict with any Letter of Credit Application.

                          (d)        Reimbursement of Payments Under Letters of Credit. Each Borrower shall reimburse the Lender for any payment that the Lender makes under a Letter of Credit issued for such Borrower’s account on or before the date of such payment; provided, however, that if the conditions precedent set forth in Section 4.02 can be satisfied, such Borrower may request a Borrowing of a Revolving Loan to reimburse the Lender for such payment pursuant to Section 2.02, or, failing to make such request, such Borrower shall be deemed to have requested a Borrowing on such payment date.

                          (e)        Nature of Revolving Lenders’ Funding. If the conditions precedent set forth in Section 4.02 can be satisfied (except for the giving of a Request for Extension of Credit) on any date a Borrower is obligated to, but fails to, reimburse the Lender for a drawing under a Letter of Credit, the funding pursuant to the previous subsection shall be deemed to be a requested Borrowing by such Borrower.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                          (f)        Obligations Absolute. The obligation of a Borrower to pay to the Lender the amount of any payment made by Issuing Lender under any Letter of Credit shall be absolute, unconditional, and irrevocable. Without limiting the foregoing, a Borrower’s obligation shall not be affected by any of the following circumstances:

                                        (i)        any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other agreement or instrument relating thereto;

                                        (ii)        any amendment or waiver of or any consent to departure from such Letter of Credit, this Agreement, or any other agreement or instrument relating hereto or thereto;

                                        (iii)        the existence of any claim, setoff, defense, or other rights which such Borrower may have at any time against the Lender, any beneficiary of such Letter of Credit (or any persons or entities for whom any such beneficiary may be acting) or any other Person, whether in connection with such Letter of Credit, this Agreement, or any other agreement or instrument relating thereto, or any unrelated transactions;

                                        (iv)        any demand, statement, or any other document presented under such Letter of Credit proving to be forged, fraudulent, invalid, or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever so long as any such document appeared to comply with the terms of the Letter of Credit;

                                        (v)        any payment made by the Lender under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Laws;

                                        (vi)        the existence, character, quality, quantity, condition, packing, value or delivery of any property purported to be represented by documents presented in connection with such Letter of Credit or for any difference between any such property and the character, quality, quantity, condition, or value of such property as described in such documents;

                                        (vii)      the time, place, manner, order or contents of shipments or deliveries of property as described in documents presented in connection with such Letter of Credit or the existence, nature and extent of any insurance relative thereto;

                                        (viii)      the solvency or financial responsibility of any party issuing any documents in connection with such Letter of Credit;

                                        (ix)        any failure or delay in notice of shipments or arrival of any property;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                                 (x)        any error in the transmission of any message relating to such Letter of Credit not caused by the Lender, or any delay or interruption in any such message;

                                 (xi)        any error, neglect or default of any correspondent of the Lender in connection with such Letter of Credit;

                                 (xii)        any consequence arising from acts of God, wars, insurrections, civil unrest, disturbances, labor disputes, emergency conditions or other causes beyond the control of the Lender;

                                 (xiii)     so long as the Lender in good faith determines that the document appears to comply with the terms of the Letter of Credit, the form, accuracy, genuineness or legal effect of any contract or document referred to in any document submitted to Issuing Lender in connection with such Letter of Credit; and

                                 (xiv)      any other circumstances whatsoever where the Lender has acted in good faith.

In addition, each Borrower will promptly examine a copy of each Letter of Credit and amendments thereto delivered to it and, in the event of any claim of noncompliance with such Borrower’s instructions or other irregularity, such Borrower will immediately notify the Lender in writing. The applicable Borrower shall be conclusively deemed to have waived any such claim against the Lender and its correspondents unless such notice is given as aforesaid.

            (g)        Role of Issuing Lender. The Lender and Borrowers agree that, in paying any drawing under a Letter of Credit, the Lender shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. Each Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit issued for such Borrower’s account; provided, however, that this assumption is not intended to, and shall not, preclude such Borrower’s pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. In furtherance and not in limitation of the foregoing, the Lender may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the Lender shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

                        (h)        Procedures. (i) All Letters of Credit shall be deemed to have been issued under, and subject to the terms and provisions of, this Agreement; (ii) the obligation of a Borrower to reimburse the Lender for any Letter of Credit issued for its account shall be unconditional and irrevocable under all circumstances; and (iii) the International Standby Practices as published by the International Chamber of Commerce most recently at the time of issuance of any Letter of Credit shall (unless otherwise expressly provided in such Letter of Credit) apply to such Letter of Credit.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                          (i)        Letter of Credit Fee. Each Borrower shall pay to the Lender in arrears a Letter of Credit fee equal 2.50% on a per annum basis times the actual daily maximum amount available to be drawn under each Letter of Credit issued for such Borrower’s account, calculated on a monthly basis and payable in arrears on the first day of each month, and such Borrower shall pay on demand the normal issuance, presentation, amendment and other processing fees, and other standard costs and charges, of the issuer thereof relating to the Letters of Credit as from time to time in effect.

SECTION 3
TAXES, YIELD PROTECTION AND ILLEGALITY

            3.01.        Taxes.

                           (a)        Any and all payments by Borrowers to or for the account of Lender under any Loan Document shall be made free and clear of and without deduction for any and all present or future taxes, duties, levies, imposts, deductions, assessments, fees, withholdings or similar charges, and all liabilities with respect thereto (“Taxes”), excluding the following (collectively, “Excluded Taxes”): (i) Taxes imposed or measured by Lender’s net income, (however denominated), franchise taxes and branch profits Taxes, in each case that are imposed on it by the jurisdiction (or any political subdivision thereof) (A) under the Laws of which Lender is organized, has its principal office, or maintains a Lending Office, or (B) with which the Lender otherwise has a present or former connection (other than any such connection arising solely from the Lender having executed, delivered or performed its obligations or received a payment under, or enforced, any Loan Document); (ii) any taxes that are attributable to Lender’s failure or inability to comply with Section 3.01(e) below; (iii) United States withholding Taxes required to be imposed on amounts payable to Lender pursuant to the Laws in force at the time Lender becomes a party to this Agreement, except, if Lender designates a new Lending Office or becomes a party to this Agreement pursuant to an assignment, withholding Taxes shall not be Excluded Taxes to the extent that such Taxes were not Excluded Taxes with respect to Lender or its assignor, as the case may be, immediately before such designation of a new Lending Office or assignment; (iv) United States withholding taxes imposed by FATCA; and (v) any penalties, interest, costs and expenses (including Attorney Costs) imposed on Lender arising from the assertion by any Governmental Authority that Lender did not properly withhold any Tax. If a Borrower is required by any Law to deduct any Taxes other than Excluded Taxes from or in respect of any sum payable under any Loan Document to Lender (“Indemnified Taxes”), (A) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section), Lender receives an amount equal to the sum it would have received had no such deductions been made, (B) such Borrower shall make such deductions, (C) such Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Laws, and (D) within thirty (30) days after the date of such payment, such Borrower shall furnish to Lender the original or a certified copy of a receipt evidencing payment thereof.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                          (b)        In addition, each Borrower agrees to pay any and all present or future stamp, property, excise, court, or documentary Taxes, charges or similar levies, which arise from any payment made under any Loan Document or from the execution, delivery, performance, enforcement or registration of, or otherwise with respect to, any Loan Document (hereinafter referred to as “Other Taxes”).

                          (c)        Without duplication of any amounts payable under clauses (a) or (b) above, each Borrower severally agrees to indemnify, defend and hold Lender harmless for (i) the full amount of Indemnified Taxes and Other Taxes (including any Indemnified Taxes or Other Taxes imposed or asserted by any jurisdiction on amounts payable under this Section) paid by Lender; and (ii) any reasonable expenses arising therefrom or with respect thereto. Payment under this subsection (c) shall be made within thirty (30) days after the date the Lender makes a demand therefor.

                          (d)        Lender, on or prior to the Closing Date, upon the effectiveness of any assignment or designation of a new Lending Office, and from time to time thereafter if reasonably requested in writing by a Borrower, shall provide such Borrower with such properly completed and executed documentation as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, Lender, if reasonably requested by the Company, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Company as will enable the Company to determine whether or not Lender is subject to backup withholding or information reporting requirements. Without limiting the generality of the foregoing, (i) if Lender is not a “United States Person” (“U.S. Person”) as that term is defined in Section 7701(a)(30) of the Code (a “Non-U.S. Lender”), a complete and properly executed IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY (including all required accompanying information), as appropriate, or any successor form prescribed by the IRS (including a United States taxpayer identification number), certifying that such Non-U.S. Lender is entitled to benefits under an income Tax treaty to which the United States is a party that reduces the rate of withholding Tax on payments of interest, certifying that such Non-U.S. Lender is eligible for the “portfolio interest exemption” or certifying that the income receivable pursuant to this Agreement is effectively connected with the conduct of a trade or business in the United States or (ii) if Lender is a U.S. Person, an IRS Form W-9 or any successor form prescribed by the IRS. If a payment made by a Borrower to Lender would be subject to U.S. federal withholding Tax imposed by FATCA if Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), Lender shall deliver to such Borrower at the time or times prescribed by law and at such time or times reasonably requested by such Borrower such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by such Borrower as may be necessary for such Borrower to comply with its obligations under FATCA and to determine that Lender has complied with Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. In addition, Lender will (A) take all actions reasonably requested in good faith by a Borrower in writing that are consistent with applicable legal and regulatory restrictions to claim any available reductions or exemptions from Indemnified Taxes or Other Taxes and (B) otherwise cooperate with each Borrower to minimize any amounts payable by such Borrower under this Section 3.01; provided that, in each case, any out-of-pocket cost relating directly to such action or cooperation requested by a Borrower shall be borne by such Borrower, and Lender shall not be required to take any action that it determines in its sole good faith discretion may be adverse in any non de minimis respect to it and not indemnified to its satisfaction.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            3.02.        Increased Cost and Reduced Return; Capital Adequacy. If Lender determines that any change in or the interpretation of any Laws announced after the date hereof have the effect of reducing the rate of return on the capital of Lender or compliance by Lender (or its Lending Office) or any corporation controlling Lender as a consequence of Lender’s obligations hereunder (taking into consideration its policies with respect to capital adequacy and Lender’s desired return on capital), then from time to time upon demand of Lender, the applicable Borrower shall pay to Lender such additional amounts as will compensate Lender for such reduction; provided that (a) a Borrower shall not be required to pay such additional amounts to compensate Lender for (i) any income, franchise or branch profits Taxes imposed as a result of a present or former connection between the Lender and the jurisdiction imposing such Tax (other than connections arising from the Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document), any Excluded Taxes described in clauses (ii) through (iv) of the definition of Excluded Taxes or any Indemnified Taxes, (ii) any reduction in connection with any penalties, interest, costs and expenses (including Attorney Costs) arising from the assertion by any Governmental Authority that Lender did not properly withhold any Tax or other amount from payments made in respect of Lender, or (iii) any change in the rate of applicable Taxes imposed on or measured by net income, and (b) notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to have been implemented after the date hereof.

            3.03.        Matters Applicable to all Requests for Compensation. Lender, if claiming compensation under this Section 3, shall deliver to the applicable Borrower a certificate setting forth in reasonable detail the additional amount or amounts to be paid to it hereunder, which shall be conclusive in the absence of clearly demonstrable error. In determining such amount, Lender may use any reasonable averaging and attribution methods.

            3.04.        Survival. All of Borrowers’ obligations under this Section 3 shall survive the termination and payoff of the Obligations for a period of three (3) years after such payoff.

SECTION 4
CONDITIONS PRECEDENT TO EXTENSION OF CREDIT

            4.01.        Conditions of Extension of Credit. The effectiveness of this Agreement and the obligation of Lender to make its initial Loans hereunder are subject to satisfaction of the following conditions precedent:

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (a)        Unless waived by Lender, Lender’s receipt of the following, each of which shall be originals or facsimiles (followed promptly by originals) unless otherwise specified, each properly executed by a Senior Officer of the applicable Borrower or the applicable Guarantor, each dated on, or in the case of third-party certificates, dated on or as of a recent date before, the Closing Date and each in form and substance satisfactory to Lender and its legal counsel:

                                  (i)         executed counterparts of this Agreement, sufficient in number for distribution to Lender and Borrowers;

                                 (ii)        original Notes executed by the applicable Borrowers in favor of Lender, in the principal amount equal to the Term Loan Commitment (in the case of Company), the Revolving Loan Commitment (in the case of Company) and the Subsidiary Borrower Revolving Sublimit (in the case of Subsidiary Borrower);

                                 (iii)        executed original counterparts of the Guaranties executed by the Parent, the Company and each Domestic Subsidiary in existence on of the Closing Date; (iv) executed original Warrant;

                                 (v)        executed original counterparts of each of the Security Documents (including each Deposit Account Control Agreement) together with all filings (including filings with respect to intellectual property with any applicable Governmental Authority) deemed necessary or appropriate by the Lender in order to perfect the Liens created thereby;

                                 (vi)        such certificates of resolutions or other action, incumbency certificates and/or other certificates of Senior Officers of each Loan Party as Lender may require to establish the identities of and verify the authority and capacity of each Senior Officer thereof authorized to act as a Senior Officer thereof;

                                 (vii)        such evidence as Lender may reasonably require to verify that each Loan Party is duly organized or formed, validly existing, in good standing (to the extent such concept is applicable in the relevant jurisdiction) and qualified to engage in business in such Loan Party’s jurisdiction of organization and in each foreign jurisdiction in which such Loan Party is required to be qualified, including certified copies of such Loan Party’s Organization Documents, certificates of good standing and/or qualification to engage in business, tax clearance certificates, and the like;

                                 (viii)      a Perfection Certificate signed by a Senior Officer of Company and each other Guarantor;

                                 (ix)        a certificate signed by a Senior Officer of Company certifying that (A) the representations and warranties made by each Loan Party in the Loan Documents are true and correct on and as of the Closing Date (except to the extent such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date), (B) each Loan Party is in compliance with all the terms and provisions of the Loan Documents to which it is a party, and no Default or Event of Default shall have occurred and be continuing, (C) since December 31, 2015, there has been no event or circumstance which has or has had a Material Adverse Effect, and (D) attached thereto are true, correct and complete copies of all agreements evidencing the Subordinated Debt and all documents, instruments and agreements delivered in connection therewith;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                                 (x)        evidence that all Debt to be Repaid has been paid in full, and all Liens securing such Debt to be Repaid have been (or, concurrently with the payment in full of such Debt to be Repaid will be) released;

                                 (xi)        [reserved];

                                 (xii)        a written opinions of the Company’s and each Guarantor’s legal counsel;

                                 (xiii)      copies of all inspection reports and collateral audits related to the Collateral as the Lender deems necessary in its sole discretion;

                                (xiv)     receipt of certificates of insurance required to be maintained under Sections 5.14 and 6.15 or under any other Loan Document, from insurance carriers acceptable to the Lender, which certificates of insurance are in such forms and amounts acceptable to the Lender under insurance policies with loss payable clauses in favor of the Lender;

                                 (xv)       subject to Section 6.16 hereof, an executed lien waiver (a “Landlord’s Agreement”) from the landlord, warehouseman, bailee or lessor of each facility leased by the Parent or any Subsidiary in which assets of the Parent or any other Guarantor having an aggregate fair market value in excess of $500,000 are located (including, without limitation, the principal place of business of Company and each other Guarantor), in form and substance reasonably satisfactory to Lender, each of which shall include, without limitation, the following: (A) waiver or subordination of said lessor’s lien rights with respect to any property of the Company or such other Guarantor located thereon and (B) reasonable rights on entry for Lender (and its agents) to assemble and remove any Collateral located on such premises; and

                                 (xvi)      such other assurances, certificates, documents, consents or opinions as Lender reasonably may require.

            (b)        Any fees owed to the Lender (including, without limitation, the loan fee referred to in Section 2.04(b)) shall have been paid.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (c)        Unless waived by Lender, Company shall have paid all Attorney Costs of Lender to the extent invoiced prior to or on the Closing Date, plus such additional amounts of Attorney Costs as shall constitute its reasonable estimate of Attorney Costs incurred or to be incurred by it through the closing proceedings (provided that such estimate shall not thereafter preclude final settling of accounts between Company and Lender).

            4.02.        Conditions to Each Loan. In addition to the applicable conditions precedent set forth elsewhere in this Section 4, the obligation of Lender to make any Loan is subject to the satisfaction of the following conditions precedent:

                          (a)        Lender shall have received a notice of borrowing with respect to such Loan, substantially in the form of Exhibit A, attached hereto (a “Notice of Borrowing”); and

                          (b)        Both before and after giving effect to such Loan, (i) the representations and warranties of Borrowers in Section 5 shall be true and correct in all material respects on and as of the date of such Loan, except to the extent that any such representation and warranty relates to a specific earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (ii) no Default or Event of Default shall exist or result from such Loan. The making of each Loan shall be deemed to be a representation and warranty by the applicable Borrower on the date thereof as to the matters contained in the foregoing sentence.

SECTION 5
REPRESENTATIONS AND WARRANTIES

            Company represents and warrants to Lender (and Subsidiary Borrower severally represents with respect to itself) that:

            5.01.        Existence and Qualification; Power; Compliance with Laws.

                          (a)        Each Loan Party is a corporation, limited liability company or other entity duly incorporated or formed, as applicable, validly existing and in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the Laws of its state of incorporation or formation, as applicable, has the power and authority and the legal right to own, lease and operate its properties and to conduct its business as currently conducted, and is in compliance with all Laws except to the extent that noncompliance could not be reasonably expected to have a Material Adverse Effect. Each Loan Party is duly qualified as a foreign corporation or other entity and is in good standing (to the extent such concept is applicable in the relevant jurisdiction) in each jurisdiction in which such qualification is required by Law and is in compliance with all Laws except to the extent that such nonqualification or noncompliance could not reasonably be expected to have a Material Adverse Effect. Each Subsidiary is a corporation or other legal entity duly incorporated, organized, or formed, validly existing and in good standing under the Laws of its jurisdiction of organization, has the power and authority and the legal right to own, lease and operate its properties and to conduct its business as currently conducted, and is duly qualified as a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by Law and is in compliance with all Laws except to the extent that noncompliance could not reasonably be expected to have a Material Adverse Effect.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                          (b)        Schedule 5.01 attached hereto sets forth, as of the Closing Date, (a) a correct and complete list of the name and relationship to Company of each and all of the Parent’s Subsidiaries, (b) a true and complete listing of each class of each of the Parent’s authorized Equity Interests, of which all of such issued shares are validly issued, outstanding, fully paid and non-assessable, and owned beneficially and of record by the Persons identified on Schedule 5.01, and (c) the type of entity of the Parent and each of its Subsidiaries. All of the issued and outstanding Equity Interests owned by any Loan Party has been (to the extent such concepts are relevant with respect to such ownership interests) duly authorized and issued and is fully paid and non-assessable.

            5.02.        Power; Authorization; Enforceable Obligations. Each Borrower has the corporate or limited liability company, as applicable, power and authority and the legal right to make, deliver and perform each Loan Document to which it is a party and each Borrower has the corporate, limited liability company or other organizational, as applicable, power and authority to borrow hereunder and has taken all necessary action to authorize the borrowings on the terms and conditions of this Agreement and to authorize the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party. Each other Loan Party party to a Loan Document has the corporate or other organizational power and authority and the legal right to make, deliver and perform each Loan Document to which it is a party and each such other Loan Party has the corporate or other organizational power and authority and has taken all necessary action to authorize the execution, delivery and performance of the Loan Documents to which it is a party. No consent or authorization of, filing with, or other act by or in respect of, any Governmental Authority is required in connection with the borrowings hereunder or with the execution, delivery, performance, validity or enforceability of this Agreement or any of the other Loan Documents except for any filings or recordings in connection with the perfection of the Liens granted under the Loan Documents. The Loan Documents have been duly executed and delivered by each Borrower and each other Loan Party party thereto, and constitute legal, valid and binding obligations of such Borrower and each such other Loan Party, enforceable against such Borrower and such other Loan Party in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principals of equity (whether considered in a proceeding in equity or law).

            5.03.        No Legal Bar. The execution, delivery, and performance by each Borrower and each other Loan Party of the Loan Documents to which it is a party and compliance with the provisions thereof have been duly authorized by all requisite action on the part of each such Borrower and each such other Loan Party and do not and will not (a) violate or conflict with, or result in a breach of, or require any consent under (i) any Organization Documents of a Borrower or any other Loan Party, (ii) any material applicable Laws, rules, or regulations or any order, writ, injunction, or decree of any Governmental Authority or arbitrator applicable to the Loan Parties or their businesses, or (iii) any material Contractual Obligation of a Borrower or any other Loan Party or by which any of them or any of their property is bound or subject (after giving effect to any modifications, waivers or consents, the effectiveness of which may occur concurrently with the Closing Date), (b) constitute a default under any such material agreement or instrument, or (c) result in, or require, the creation or imposition of any Lien on any of the properties of a Borrower or other Loan Party (other than the Liens granted in connection herewith).

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            5.04.        Financial Statements; No Material Adverse Effect; Solvency.

                          (a)        The consolidated financial statements of Parent and its Subsidiaries (including Borrowers) as of December 31, 2014 (i) were prepared in accordance with GAAP consistently applied throughout the periods covered thereby, except as otherwise expressly noted therein; (ii) fairly present in all material respects the financial condition of Parent and its Subsidiaries (including Borrowers) as of the dates thereof and their results of operations for the periods covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) to the extent required by GAAP, show all material indebtedness and other liabilities, direct or contingent, of Parent and its Subsidiaries (including Borrowers) as of the dates thereof, including liabilities for Taxes, material commitments and Indebtedness in accordance with GAAP consistently applied throughout the periods covered thereby.

                          (b)        Since December 31, 2015, there has been no event or circumstance which has or has had a Material Adverse Effect.

                          (c)        On the date hereof, and after giving effect to all Loans made on the date hereof and the use of proceeds thereof, each Borrower is, and the Loan Parties on a consolidated basis are, Solvent.

            5.05.        Litigation. Except as disclosed in Schedule 5.05, no litigation, investigation or proceeding of or before an arbitrator or Governmental Authority is pending or, to the best knowledge of each Borrower after due and diligent investigation, threatened by or against such Borrower or any other Loan Party or against any of their properties or revenues which could reasonably be expected to have a Material Adverse Effect.

            5.06.        No Default. No Loan Party nor any of their Subsidiaries are in default under or with respect to any Contractual Obligation which could reasonably be expected to have a Material Adverse Effect, and no Default or Event of Default has occurred and is continuing or will result from the consummation of this Agreement or any of the other Loan Documents, the consummation of the transactions contemplated hereby or thereby or the making of the Loans hereunder.

            5.07.        Ownership of Property; Liens. Each Loan Party and their Subsidiaries have (a) valid fee or leasehold interests in all real property which they use in their respective businesses and (b) good and marketable title to all their other property, and none of such property is subject to any Lien, except as permitted in Section 7.02.

            5.08.        Taxes. Each Loan Party and their Subsidiaries have filed all federal, state and other material tax returns which are required to be filed, and have paid, or made provision for the payment of, all material Taxes with respect to the periods, property or transactions covered by said returns, or pursuant to any assessment received by any Loan Party or their Subsidiaries, except such Taxes, if any, as are being contested in good faith by appropriate proceedings and as to which adequate reserves have been established and maintained and no item or portion of property of any Loan Party or any of their Subsidiaries is in jeopardy of being seized, levied upon or forfeited as a result thereof.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            5.09.        Margin Regulations; Investment Company Act.

                          (a)        No Loan Party is engaged, nor will any Loan Party engage, principally or as one of its important activities, in the business of extending credit for the purpose of “purchasing” or “carrying” “margin stock” within the respective meanings of each of the quoted terms under Regulation U of the Board as now and from time to time hereafter in effect. No part of the proceeds of any Loan hereunder will be used for “purchasing” or “carrying” “margin stock” as so defined or for any purpose which violates, or which would be inconsistent with, the provisions of Regulations U or X of the Board.

                          (b)        No Loan Party nor any of their Subsidiaries is or is required to be registered as an “investment company” under the Investment Company Act of 1940.

            5.10.        ERISA Compliance.

                          (a)        Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other federal or state Laws. Each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and, to the best knowledge of Company, nothing has occurred which would prevent, or cause the loss of, such qualification. Company and each ERISA Affiliate have made all required contributions to each Plan subject to Section 412 of the Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made with respect to any Plan. There has been no prohibited transaction (which is not otherwise exempt under Section 4975 of the Code) or violation of the fiduciary responsibility rules under ERISA with respect to any Plan that has or could reasonably be expected to have a Material Adverse Effect.

                          (b)        (i) No ERISA Event has occurred or, to the best knowledge of Company with respect to any ERISA Affiliate, is reasonably expected to occur; (ii) no Pension Plan has any Unfunded Pension Liability; (iii) neither Company nor any ERISA Affiliate, has incurred or, to the best knowledge of Company with respect to any ERISA Affiliate reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iv) neither Company nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Sections 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (v) neither Company nor any ERISA Affiliate has engaged in a transaction that could be subject to Sections 4069 or 4212(c) of ERISA.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            5.11.        Intangible Assets. Each Loan Party and their Subsidiaries own, or possess the right to use, all trademarks, trade names, copyrights, patents, patent rights, franchises, licenses and other intangible assets that are used or useful in the conduct of their respective businesses as now operated, and none of such items, to the best knowledge of each Borrower, conflicts in any material respect with the valid trademark, trade name, copyright, patent, patent right or intangible asset of any other Person.

            5.12.        Compliance With Laws. Each Loan Party and their Subsidiaries are in compliance in all material respects with all material Laws that are applicable to such Person.

            5.13.        Environmental Compliance. Each Loan Party and their Subsidiaries conduct in the ordinary course of business a review of the effect of existing Environmental Laws and claims alleging potential liability or responsibility for violation of any Environmental Law on their respective businesses, operations and properties, and as a result thereof Company has reasonably concluded that such Environmental Laws and claims could not, individually or in the aggregate, have a Material Adverse Effect.

            5.14.        Insurance. The properties of each Loan Party and their Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of Company, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where such Loan Party or such Subsidiary operates.

            5.15.        Disclosure. No statement, information, report, representation, or warranty made by any Loan Party or any Subsidiary in any Loan Document or furnished in writing to Lender in connection with any Loan Document contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements herein or therein not misleading (it being recognized by Lender that the projections and forecasts provided by Company in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected or forecasted results).

            5.16.        USA PATRIOT Act, Foreign Assets Control Regulations, Etc.

                          (a)        Neither the Loans contemplated hereunder nor the use of the proceeds thereof will violate the Anti-Terrorism Order, the USA PATRIOT Act, the Trading with the Enemy Act, as amended, or any U.S. Economic Sanctions or any enabling legislation or executive order relating thereto. Company has provided to Lender all information related to each Loan Party (including but not limited to names, addresses and tax identification numbers (if applicable)) reasonably requested in writing by the Lender, as required by regulatory authorities under applicable “know your customer” rules and regulations and other Anti-Money Laundering Laws, including, without limitation, the USA PATRIOT Act, and each Loan Party and its Subsidiaries are in compliance, in all material respects, with the USA PATRIOT Act.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                          (b)        Neither the Loan Parties nor any other Controlled Entity is a Blocked Person, and neither the Loan Parties nor any other Controlled Entity has been notified that its name appears or may in the future appear on the SDN List.

                          (c)        Neither the Loan Parties nor any other Controlled Entity (i) has been found in violation of, charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under the Anti-Money Laundering Laws or any U.S. Economic Sanction violations, (ii) is under investigation by any Governmental Authority for possible violation of the Anti-Money Laundering Laws or any U.S. Economic Sanctions, (iii) has been assessed civil penalties under any Anti-Money Laundering Laws or any U.S. Economic Sanctions, or (iv) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws. Each Loan Party has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that each Loan Party and each other Controlled Entity is and will continue to be in compliance with all applicable current and future Anti-Money Laundering Laws and U.S. Economic Sanctions.

                          (d)        No part of the proceeds from the Loans hereunder constitutes or will constitute funds obtained on behalf of any Blocked Person or Sanctioned Country or will otherwise be used by any Loan Party or any other Controlled Entity, directly or indirectly, (i) in connection with any investment in, or any transactions or dealings with, any Blocked Person or Sanctioned Country, or (ii) otherwise in violation of any U.S. Economic Sanctions.

                          (e)        (i) Neither the Loan Parties nor any other Controlled Entity (aa) has been charged with, or convicted of bribery or any other anti-corruption related activity under any applicable law or regulation in a U.S. or any non-U.S. country or jurisdiction, including but not limited to the Anti-Corruption Laws, (bb) to the best knowledge of Company after making due inquiry, is under investigation by any U.S. or non-U.S. Governmental Authority for possible violation of Anti-Corruption Laws, (cc) has been assessed civil or criminal penalties under any Anti-Corruption Laws or (dd) has been or is the target of sanctions imposed by the United Nations or the European Union;

                                  (ii)        To the best knowledge of Company after making due inquiry, neither the Loan Parties nor any other Controlled Party has, within the last five years, directly or indirectly offered, promised, given, paid or authorized the offer, promise, giving or payment of anything of value to a governmental official or a commercial counterparty for the purposes of: (aa) influencing any act, decision or failure to act by such governmental official in his or her official capacity or such commercial counterparty, (bb) inducing a governmental official to do or omit to do any act in violation of the governmental official’s lawful duty, or (cc) inducing a governmental official or a commercial counterparty to use his or her influence with a government or instrumentality to affect any act or decision of such government or entity; in each case in order to obtain, retain or direct business or to otherwise secure an improper advantage in violation of any applicable law or regulation or which would cause any holder to be in violation of any law or regulation applicable to such holder; and

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                                 (iii)      No part of the proceeds from the Loans hereunder will be used, directly or indirectly, for any improper payments, including bribes, to any governmental official or commercial counterparty in order to obtain, retain or direct business or obtain any improper advantage. Each Loan Party has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that each such Loan Party and each Subsidiary is and will continue to be in compliance with all applicable current and future Anti-Corruption Laws.

            5.17.        Material Contracts. Schedule 5.17 attached hereto lists, as of the Closing Date, each Material Contract of the Loan Parties; no Material Contract is in default due to the action or inaction of a Loan Party; and no default or event of default has occurred and is continuing or will result under any Material Contract from the consummation of this Agreement or any of the other Loan Documents, the consummation of the transactions contemplated hereby or thereby, or the making of the Loans hereunder.

            5.18.        Security Interest in Collateral. The provisions of this Agreement and the other Loan Documents create legal and valid Liens on all the Collateral in favor of the Lender, and such Liens constitute perfected and continuing Liens on the Collateral, securing the Obligations, enforceable against the applicable Loan Party and all third parties, and having priority over all other Liens on the Collateral except in the case of (a) Permitted Liens, to the extent any such Permitted Liens would have priority over the Liens in favor of the Lender pursuant to any applicable law and (b) Liens perfected only by possession (including possession of any certificate of title) to the extent the Lender has not obtained or does not maintain possession of such Collateral. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, Subsidiary Borrower shall not, and shall not be deemed to guaranty or provide security for, any US Obligations or any obligations of any Guarantor, and the Collateral of Subsidiary Borrower shall only secure the German Obligations.

SECTION 6
AFFIRMATIVE COVENANTS

            So long as any Obligation remains unpaid or unperformed or any Commitment remains outstanding, Company shall, and shall cause each other Loan Party and other Subsidiary, to: 6.01. Financial Statements. Deliver to Lender, in form and detail satisfactory Lender:

            (a)        (i) as soon as available, but in any event within 90 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2015) of the Parent, a consolidated and consolidating balance sheet of the Parent and its Subsidiaries as at the end of such fiscal year, and the related consolidated and consolidating statements of income and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, audited and accompanied by a report and opinion of an independent certified public accountant, which report and opinion shall be prepared in accordance with GAAP and shall not be subject to any qualifications or exceptions as to the scope of the audit and accompanied by a Compliance Certificate as required under Section 6.02(a), provided that the consolidating financial statements need not be audited or included in the report and opinion of the independent certified public accountant;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (b)        as soon as available, but in any event within 45 days after the end of each fiscal quarter of Parent (beginning with the fiscal quarter ending March 31, 2016), a consolidated and consolidating balance sheet of the Parent and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated and consolidating statements of income and consolidated statements of cash flows for such fiscal quarter and for the portion of Parent’s fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail and accompanied by a Compliance Certificate as required under Section 6.02(a);

             (c)        as soon as available, but in any event within 20 days after the end of each calendar month, a monthly Asset Coverage Ratio report (as required by Section 7.11(c)), a monthly cash report, and monthly accounts receivable and payable reports with agings, all in reasonable detail; and

            (d)        such other financial reports as Lender may reasonably request from the Parent, including without limitation, annual projections, as approved by the board of directors of the Parent, for the Parent’s next fiscal year to be delivered within sixty (60) days after the end of each fiscal year of the Parent.

            Documents required to be delivered pursuant to Sections 6.0l(a) through (d) or (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which Parent or Company posts such documents, or provides a link thereto on Parent’s or Company's website on the Internet at www.sphere3d.com; or (ii) on which such documents are posted on Parent’s or Company's behalf on an Internet or intranet website, if any, to which Lender has access; provided that: (A) Company shall deliver paper copies of such documents to the Lender upon its request to Company to deliver such paper copies and (ii) Company shall notify Lender (by electronic mail) of the posting by it of any such documents and provide to Lender by electronic mail electronic versions (i.e., soft copies) of such documents.

            6.02.        Certificates, Notices and Other Information. Deliver to Lender, in form and detail reasonably satisfactory to Lender:

            (a)        concurrently with the delivery of the financial statements referred to in Sections 6.01(a), (b) and (c) (as to (c), regarding the Asset Coverage Ratio only), a duly completed Compliance Certificate signed by a Senior Officer of Company;

            (b)        to the extent Parent or Company files or is required to file the below described reports, communications and/or statements, promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the stockholders of Company, and copies of all annual, regular, periodic or special reports and registration statements which Company may file or be required to file with the Securities and Exchange Commission under Sections 13 or 15(d) of the Exchange Act, and not otherwise required to be delivered to Lender pursuant hereto;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (c)        promptly after the occurrence thereof, notice of any Default or Event of Default;

            (d)        notice of any change in accounting policies or financial reporting practices by the Parent or any Subsidiary that is material to the Parent or to the Parent and its Subsidiaries on a consolidated basis;

             (e)        promptly after the commencement thereof, notice of any litigation, investigation or proceeding affecting any Loan Party where the reasonably expected damages to such Loan Party exceed the Threshold Amount, or in which injunctive relief or similar relief is sought, which relief could reasonably be expected to have a Material Adverse Effect;

            (f)        promptly after the occurrence thereof, notice of any Reportable Event with respect to any Plan or the intent to terminate any Plan, or the institution of proceedings or the taking or expected taking of any other action to terminate any Plan or withdraw from any Plan;

            (g)        promptly after the occurrence thereof, notice of any Material Adverse Effect; and

            (h)        promptly, such other data and information as from time to time may be reasonably requested by Lender.

            If applicable, each notice pursuant to this Section shall be accompanied by a statement of a Senior Officer of Company setting forth details of the occurrence referred to therein and, if applicable, stating what action Company has taken and proposes to take with respect thereto.

            6.03.        Payment of Taxes and Claims. Pay and discharge when due all federal, state and other material Taxes, assessments, governmental charges, levies and claims for sums that have become due and payable, except for any such tax, assessment, charge, levy or claim which is being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP and no item or portion of property of the Parent or any of its Subsidiaries is in jeopardy of being seized, levied upon or forfeited as a result thereof.

            6.04.        Preservation of Existence. Preserve and maintain its existence, licenses, permits, rights, franchises and privileges necessary or desirable in the normal conduct of its business, except, other than with respect to any Loan Party, (i) as permitted by Section 7.03, or (ii) where failure to do so would not reasonably be expected to have a Material Adverse Effect.

            6.05.        Maintenance of Properties. Maintain, preserve and protect all of its properties and equipment necessary in the operation of its business in good order and condition, subject to wear and tear in the ordinary course of business, and not permit any material waste of its properties.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            6.06.        Maintenance of Insurance. Maintain liability and casualty insurance with responsible insurance companies satisfactory to the Lender in such amounts and against such risks as is customary for similarly situated businesses.

            6.07.        Compliance With Laws.

                          (a)        Comply with the requirements of all applicable Laws and orders of any Governmental Authority including, without limitation, ERISA, Environmental Laws, the Anti-Money Laundering Laws, U.S. Economic Sanctions and the Anti-Corruption Laws, noncompliance with which would reasonably be expected to have a Material Adverse Effect.

                          (b)        Conduct its operations and keep and maintain its property in material compliance with all Environmental Laws.

                          (c)        Prevent itself or any Affiliate from (i) becoming a Blocked Person, (ii) using any part of the proceeds of the Loan, directly or indirectly, to lend, contribute, provide, or otherwise make available to fund any activity or business with or related to any Blocked Person or Sanctioned Country, or in any other manner that will result in any violation or breach by any Person of any U.S. Economic Sanctions and (iii) using any part of the proceeds of the Loan, directly or indirectly, for any payment to any governmental official or employee, political party, official of a political party, candidate for political officer, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the Anti-Corruption Laws.

            6.08.        Inspection Rights. Permit Lender to perform an annual collateral field audit of the accounts receivable, inventory and equipment of the Parent and its Subsidiaries, at Company’s cost and expense. In addition, at any time during regular business hours and as often as reasonably requested upon reasonable notice (but not more often than twice in a calendar year unless an Event of Default exists), Company shall permit Lender, or any employee, agent or representative thereof, to examine, audit and make copies and abstracts from the records and books of account of, and to visit and inspect the properties of, the Parent and its Subsidiaries, and to discuss its affairs, finances and accounts with any of its officers and management, and, upon request, furnish promptly to Lender true copies of all financial information and internal management reports made available to their board of directors (or any committee thereof). Upon written request by Lender but no more often than once during each fiscal quarter of Company in which any U.S. registered intellectual property is registered or acquired, Company shall furnish to Lender such information concerning such intellectual property of the Parent and its Subsidiaries (including, without limitation, application and registration numbers for any filings in connection with such intellectual property) as is reasonably necessary to permit Lender to identify and to perfect a security interest in such intellectual property.

            6.09.        Keeping of Records and Books of Account. Keep adequate records and books of account reflecting all financial transactions in material conformity with GAAP, consistently applied, and in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over any Loan Party or any applicable Subsidiary.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            6.10.        Compliance with ERISA. Cause, and cause each of its ERISA Affiliates to: (a) maintain each Plan in compliance in all material respects with the applicable provisions of ERISA, the Code and other federal or state law; (b) cause each Plan which is qualified under Section 401(a) of the Code to maintain such qualification; and (c) make all required contributions to any Plan subject to Section 412 of the Code.

            6.11.        Compliance With Agreements. Promptly and fully comply with all Contractual Obligations to which any one or more of them is a party, except for any such Contractual Obligations (a) the nonperformance of which would not cause a Default or Event of Default, (b) then being contested by any of them in good faith by appropriate proceedings, or (c) if the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

            6.12.        Further Assurances.

                          (a)        In the event that any Loan Party or any Domestic Subsidiary creates or acquires (including, for the avoidance of doubt, pursuant to a Permitted Merger) a Domestic Subsidiary or Foreign Subsidiary HoldCo that is also a Material Subsidiary, such Loan Party or such Domestic Subsidiary shall within sixty (60) days after such creation or acquisition (i) cause such Domestic Subsidiary (aa) to execute and deliver a Guaranty (or a joinder to an existing Guaranty), in form and substance satisfactory to Lender, in favor of Lender, and (bb) to execute and deliver a security agreement substantially in the form of a General Security Agreement (or a joinder to a General Security Agreement), granting a security interest in its assets to secure the Guaranty; (ii) pledge to Lender the ownership interests of such Loan Party or such Domestic Subsidiary in such Subsidiary pursuant to a pledge agreement substantially in the form of a Pledge Agreement (or a joinder to a Pledge Agreement); and (iii) deliver to Lender the outstanding share certificates to the extent such Equity Interests are certificated (or other evidence of its equity) evidencing such pledged ownership interests; provided, however, in no event shall (1) the aggregate amount of assets for all Domestic Subsidiaries that are not Guarantors and parties to a security agreement referred to in this subsection (a) exceed 10% of the total assets of Parent and its Subsidiaries as of the last day of the most recent fiscal year of Parent for which Parent has delivered audited financial statements and (2) the aggregate amount of revenues for all Domestic Subsidiaries that are not Guarantors and parties to a security agreement exceed 10% of the total revenues of Parent and its Subsidiaries for the most recent fiscal year of Parent for which Parent has delivered audited financial statements and Company shall, from time to time, cause such additional Domestic Subsidiaries to execute and deliver the documents referred to in this subsection (a) and comply with the other provisions of this subsection (a) as required to comply with this proviso.

                          (b)        In the event that any Loan Party or any Domestic Subsidiary creates or acquires (including, for the avoidance of doubt, pursuant to a Permitted Merger) a First Tier Foreign Subsidiary that is a Material Subsidiary, then such Loan Party or such Subsidiary shall within sixty (60) days after such creation or acquisition (i) pledge to Lender sixty-five percent (65%) of the ownership interests in such First Tier Foreign Subsidiary owned by such Loan Party or such Domestic Subsidiary pursuant to a pledge agreement substantially in the form of a Pledge Agreement (or a joinder to a Pledge Agreement); (ii) deliver to Lender the outstanding shares certificates (or other evidence of its equity) evidencing such pledged ownership interests; and (iii) take such further actions as Lender reasonably requests to perfect the security interest in such pledged ownership interests.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                          (c)        Without limiting the foregoing, Company will, and will cause each other Loan Party and other Subsidiary to, execute and deliver, or cause to be executed and delivered, to the Lender such documents, agreements and instruments, and will take or cause to be taken such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents and such other actions or deliveries of the type required by Section 4.01, as applicable), which may be required by law or which the Lender may, from time to time, request to carry out the terms and conditions of this Agreement and the other Loan Documents and to ensure perfection and priority of the Liens created or intended to be created by the Security Documents, all at the expense of Company to the extent such performance is not otherwise excused under the Loan Documents.

                          (d)        If any material assets (including any real property or improvements thereto or any interest therein) are acquired by Company or any other Guarantor after the Closing Date (other than assets constituting Collateral under a General Security Agreement that become subject to the Lien in favor of a General Security Agreement upon acquisition thereof), Company will notify the Lender thereof, and, if requested by the Lender, Company will cause such assets to be subjected to a Lien securing the Obligations and will take, and cause the Loan Parties or Subsidiaries to take, such actions as shall be necessary or reasonably requested by the Lender to grant and perfect such Liens, including actions described in paragraph (c) of this Section, all at the expense of Company to the extent such performance is not otherwise excused under the Loan Documents.

            6.13.        Use of Proceeds. (a) Use the proceeds of the Term Loan to refinance the Debt to be Repaid and for other lawful general corporate purposes, including capital expenditures and other expenses not otherwise in contravention of this Agreement and (b) use the proceeds of the Revolving Loans solely for lawful general corporate purposes, including working capital, capital expenditures and other expenses not otherwise in contravention of this Agreement.

            6.14.        Deposit Accounts. (a) At all times on and after the Closing Date, shall maintain the Designated Deposit Account with Opus Bank, (b) at all times on and after June 30, 2016, shall maintain all Cash that is in domestic accounts, including the Designated Deposit Account, with Opus Bank, (c) at all times on and after twenty days after the Closing Date, shall ensure that each Canadian deposit account is subject to a Deposit Account Control Agreement, (d) at all times on and after May 31, 2016, shall ensure that each German deposit account is subject to a Deposit Account Control Agreement, and (e) make reasonable commercial efforts to direct that (i) all customer payments of the Parent and its Subsidiaries (other than any Foreign Subsidiary) be paid into an account at Lender and (ii) all customer payments of the Subsidiary Borrower be paid into a deposit account subject to a Deposit Account Control Agreement. Notwithstanding anything herein to the contrary, V3 Systems, Inc., a Delaware corporation, may continue to maintain the deposit accounts it maintains as of the Closing Date throughout the term of this Agreement without subjecting them to a Deposit Account Control Agreement, provided that if the aggregate balance of all such accounts exceeds $100,000 for more than one Business Day at any one time, the Company shall ensure that each such deposit account becomes subject to a Deposit Account Control Agreement within 14 Business Days thereof.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            6.15.        Insurance. Cause the Lender to be named as lender’s loss payee and an additional insured on all insurance policies obtained or maintained by or on behalf of Parent or any of its Domestic Subsidiaries. Each policy of insurance or endorsement shall contain a clause requiring the insurer to give not less than 30 days prior written notice to the Lender in the event of cancellation of the policy for any reason whatsoever (except cancellation due to non-payment of premiums, for which 10 days’ notice will be provided) and a clause specifying that the interests of the Lender shall not be impaired or invalidated by any act or neglect by Parent or any of its Subsidiaries. If Company fails to provide and pay for such insurance, the Lender may, at its option, but shall not be required to, procure the same and charge Company therefor.

            6.16.        Post-Closing Requirements. (a) within sixty (60) days after the Closing Date, Borrowers shall provide Lender with, each in form and substance satisfactory to Lender, (i) a duly executed notarized copy of the German share pledge agreement by Tandberg Data Holdings S.a.r.l. in favor of Lender, (ii) duly executed copies of German bank accounts pledge agreement by and between the Subsidiary Borrower and the Lender with respect to each deposit account owned or maintained by the Subsidiary Borrower, (iii) duly executed copies of a German receivables assignment by and between the Subsidiary Borrower and Lender, (iv) an executed copy of an opinion of counsel for the Subsidiary Borrower with respect this Agreement, the Note executed by the Subsidiary Borrower and the other Loan Documents executed by the Subsidiary Borrower, and (v) any other document or agreement relating to granting and perfection of a security interest in the assets of the Subsidiary Borrower (and its equity ownership) reasonably requested by the Lender and otherwise necessary to carry out the intention of this Agreement and the other Loan Documents, (b) within fourteen (14) days after the Closing Date, Company shall provide to Lender executed Landlord’s Agreements, for each location that would be subject to Section 4.01(a)(xv) but for the extension permitted by this Section 6.16, (c) within 10 Business Days after the Closing Date, Parent shall deliver to Lender original stock certificates, each together with a stock power executed in blank, for each of its direct Subsidiaries, and (d) within five Business Days, the Company shall deliver to Lender insurance endorsements in form and substance reasonably satisfactory to Lender.

SECTION 7
NEGATIVE COVENANTS

            So long as any Obligations remain unpaid or unperformed or any Commitment remains outstanding, Company shall not, nor shall it permit any other Loan Party or Subsidiary to, directly or indirectly:

            7.01.        Indebtedness. Create, incur, assume or suffer to exist any Indebtedness except for the following (“Permitted Indebtedness”):

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (a)        Indebtedness under the Loan Documents;

            (b)        Reimbursement obligations under cash-collateralized letters of credit incurred in the ordinary course of business;

            (c)        other Indebtedness outstanding on the date hereof and listed on Schedule 7.01 and any refinancings, refundings, renewals or extensions thereof, provided that (i) the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to accrued but unpaid interest plus the premium or other amount paid, and fees and expenses incurred, in connection with such refinancing and by an amount equal to any utilized commitments thereunder, (ii) the terms relating to principal amount, amortization, maturity, collateral (if any) and subordination (if any), and other material terms taken as a whole, of any such refinancing, refunding, renewing or extending Indebtedness, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to Parent and its Subsidiaries or the Lender than the terms of any agreement or instrument governing the Indebtedness being refinanced, refunded, renewed or extended and (iii) the weighted average life of the principal payments pursuant to such refinanced, refunded, renewed or extended Indebtedness shall be no shorter than the weighted average life of such payments pursuant to such Indebtedness immediately prior to such refinancing, refunding, renewal or extension;

            (d)        Ordinary Course Indebtedness;

            (e)        Indebtedness of Parent and its Subsidiaries secured by Liens permitted by Section 7.02(c); provided that in each case, (i) such Indebtedness is incurred by such Person at the time of, or not later than six (6) months after, the acquisition by such Person of the property so financed, (ii) such Indebtedness does not exceed the purchase price of the property so financed, and (iii) the aggregate outstanding principal amount(s) of all such Indebtedness does not exceed $250,000 at any time;

            (f)        Indebtedness of Parent and its Subsidiaries under initial or successive refinancings, refundings, renewals or extensions of any Indebtedness permitted by clause (e) above, provided that (i) the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to accrued but unpaid interest plus the premium or other amount paid, and fees and expenses incurred, in connection with such refinancing, and (ii) the weighted average life of the principal payments pursuant to such refinanced, refunded, renewed or extended Indebtedness shall be no shorter than the weighted average life of such payments pursuant to such Indebtedness immediately prior to such refinancing, refunding, renewal or extension;

            (g)        Guaranty Obligations of Company, Parent or a Subsidiary with respect to obligations of a Subsidiary or a Borrower not exceeding, in aggregate outstanding principal amount (exclusive of Guaranty Obligations arising under or in connection with the Guaranty of the obligations of Subsidiary Borrower) at any time, $500,000, so long as each such Guaranty Obligation is entered into in connection with the ordinary course of business,

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (h)        Guaranty Obligations of Company, Parent or a Subsidiary with respect to obligations of a Subsidiary or a Borrower in the form of “keep well” agreements so long as each such Guaranty Obligation is entered into in connection with the ordinary course of business;

            (i)        Indebtedness subject to the Subordination Agreement;

            (j)        Indebtedness of the Company or the Subsidiary Borrower owed to the Parent in connection with intercompany loans made after the Closing Date from proceeds of equity raised by the Parent and loaned to the Company or the Subsidiary Borrower, provided that in the case of the Subsidiary Borrower (i) such Indebtedness may be owed indirectly to the Parent through the Subsidiary Borrower’s direct and indirect parent companies and (ii) such loan proceeds to the Subsidiary Borrower must be deposited into the U.S. deposit accounts of the Subsidiary Borrower; and

            (k)        (i) Indebtedness under corporate credit cards with Silicon Valley Bank in an aggregate amount outstanding at any time not to exceed $75,000 and (ii) other unsecured Indebtedness, provided that the sum of clauses (i) and (ii) above shall not exceed, in the aggregate outstanding principal amount at any time, $250,000.

            7.02.        Liens. Incur, assume or suffer to exist, any Lien (other than Liens securing the Obligations under the Loan Documents) upon any of its property, assets or revenues, whether now owned or hereafter acquired, except for the following (“Permitted Liens”):

            (a)        Liens existing on the date hereof and listed on Schedule 7.01 and any renewals or extensions thereof provided that the property covered thereby is not increased and any renewal or extension of the obligations secured or benefited thereby is permitted by Section 7.01(c);

            (b)        Ordinary Course Liens;

            (c)        Liens (i) upon or in any equipment and related software acquired (in either case that was not financed by Lender) or held by Parent or any Subsidiary to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition of such equipment and related software (including soft costs), (ii) existing on equipment of Parent or any Subsidiary at the time of its acquisition, provided that such Lien is limited solely to the property so acquired and improvements thereon, and the proceeds of such equipment and (iii) or rights of a lessor under a Capital Lease;

            (d)        Liens on the property or assets of any entity which becomes a Subsidiary of Parent after the date of this Agreement provided that (i) such Liens exist at the time such entity became a Subsidiary or such assets were acquired, and (ii) such Liens were not created in contemplation of such acquisition by Parent or a Subsidiary;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (e)        Liens on assets of Foreign Subsidiaries securing Permitted Indebtedness

            (f)        Cash collateral Liens securing Indebtedness permitted by Section 7.01(k)(i); and

            (g)        Liens not otherwise permitted hereunder on the property or assets of Parent and any of its Subsidiaries securing obligations in an aggregate outstanding amount not to exceed $250,000 at any time.

            7.03.        Fundamental Changes. Merge or consolidate with or into any Person or liquidate, wind-up or dissolve itself, or permit or suffer any liquidation or dissolution or sell all or substantially all of its assets, except for the following (each, a “Permitted Merger”):

            (a)        (i) Subsidiary Borrower may merge with Company and (ii) any other Subsidiary may merge with Company or a Guarantor, provided that Company or such Guarantor, as applicable, shall be the continuing or surviving entity;

            (b)        any Subsidiary may merge with any one or more other Subsidiaries, provided that (i) if any such Subsidiary is Subsidiary Borrower, Subsidiary Borrower shall be the continuing or surviving entity, and (ii) if any such Subsidiary is a Guarantor, such Guarantor shall be the continuing or surviving entity; and

            (c)        any Subsidiary (other than Subsidiary Borrower) that is not a Material Subsidiary may be liquidated, wound up or dissolved, or may merge or consolidate with or into any other Person or sell all or substantially all of its assets to the extent such transaction constitutes a Disposition otherwise permitted under Sections 7.04(a) or 7.04(c) or constitutes an Investment otherwise permitted under Section 7.05(d).

            7.04.        Dispositions. Make any Dispositions, except:

            (a)        Dispositions of inventory in the ordinary course of business;

            (b)        Dispositions of damaged, obsolete, surplus or worn out property in the ordinary course of business;

            (c)        Dispositions consisting of the use or transfer of money, cash or Cash in a manner that is not prohibited by the terms of this Agreement or the other Security Documents;

            (d)        Dispositions of non-exclusive licenses and similar arrangements for the use of property of Parent or any Subsidiary in the ordinary course of business or exclusive licenses;

            (e)        Arm’s-length dispositions for the fair value of exclusive licenses and similar arrangements for the use of property of the Parent or any Subsidiary which would not result in a legal transfer of title of such licensed intellectual property, but that may be exclusive in respects other than territory and that may be exclusive as to territory only as to discrete geographical areas outside of the United States;

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (f)        Dispositions from Subsidiary Borrower to Company or another Guarantor, from Company to another Guarantor or from a Guarantor to Company or another Guarantor;

            (g)        Dispositions constituting Permitted Liens or Permitted Investments;

            (h)        Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the ordinary course of business; provided that this paragraph shall not apply to Investments of Parent in any Subsidiary;

            (i)        Dispositions permitted by Section 7.03; and

            (j)        Dispositions not otherwise prohibited hereunder, provided that the aggregate book value of the property so disposed shall not exceed $250,000 in the aggregate in any fiscal year and shall not exceed $1,000,000 in the aggregate during the term of this Agreement.

            7.05.        Investments; Acquisitions. Make any Investments or Acquisitions, except for the following (“Permitted Investments”):

            (a)        Investments existing on the Closing Date and listed on Schedule 7.05 attached hereto;

            (b)        Ordinary Course Investments;

            (c)        Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

            (d)        Investments permitted by Section 7.01 or Section 7.03;

            (e)        Investments accepted in connection with Dispositions permitted under Section 7.04;

            (f)        Permitted Acquisitions;

            (g)        joint ventures or strategic alliances in the ordinary course of any Company’s business consisting of the non-exclusive licensing of technology, the development of technology or the providing of technical support, provided that any cash Investments by any Company do not exceed Two Hundred Fifty Thousand Dollars ($250,000.00) in the aggregate in any fiscal year; and

            (h)        Investments not otherwise prohibited hereunder, provided that the aggregate amount of such other Investments (less any return on any such Investments) does not at any time exceed $250,000.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            7.06.        Restricted Payments. Make any Restricted Payments, except that:

            (a)        Parent may pay dividends or other distributions payable solely in shares of capital stock of Parent;

            (b)        Parent may make Restricted Payments to any of its Subsidiaries that is a Guarantor;

            (c)        a Subsidiary may make Restricted Payments to Company or another Guarantor;

            (d)        a Subsidiary may make Restricted Payments to Company or a Guarantor, and a Subsidiary may make Restricted Payments to a Subsidiary that is not a Loan Party so long as such non-Loan Party shall substantially concurrently therewith make a Restricted Payment in the same amount to a Loan Party;

            (e)        a Subsidiary that is not a Guarantor may make Restricted Payments to any other Subsidiary;

            (f)        each of Parent and its Subsidiaries may convert any of its convertible securities into other securities pursuant to the terms of such convertible securities or otherwise in exchange thereof; and

            (g)        Parent may repurchase the stock of former employees, directors, officers, or consultants pursuant to stock repurchase agreements or upon death, disability, retirement, severance, or termination of such former employees, directors, officers, or consultants so long as an Event of Default does not exist at the time of such repurchase and would not exist after giving effect to such repurchase, provided such repurchase does not exceed in the aggregate of One Hundred Thousand Dollars ($100,000) per fiscal year.

            7.07.        ERISA. Engage in any transaction which could be subject to Sections 4069 or 4212(c) of ERISA, or permit any Pension Plan to (a) engage in any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code); (b) fail to comply with ERISA or any other applicable Laws; or (c) incur any material “accumulated funding deficiency” (as defined in Section 302 of ERISA), if any of the foregoing could reasonably be expected to have a Material Adverse Effect.

            7.08.        Change in Nature of Business. Engage, either directly or indirectly through Affiliates, in any line of business other than the lines of business in which the Parent or such Subsidiary is engaged as of the Closing Date and any other business substantially similar or related thereto (or incidental thereto); or cease to conduct any line of business conducted by the Parent or such Subsidiary as of the Closing Date.

            7.09.        Transactions with Affiliates. Enter into or permit to exist any transaction of any kind with any Affiliate of Company (excluding transactions between Company and any other Guarantor or among Guarantors) other than (a) arm’s-length transactions with Affiliates that are otherwise permitted hereunder, (b) customary director, officer, employee and consultant compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans not prohibited by the Loan Documents), (c) sales of equity securities, (d) issuance of Permitted Indebtedness, (e) Permitted Investments and (f) Restricted Payments permitted in accordance with Section 7.06.

Confidential Treatment Requested

** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            7.10.        Certain Indebtedness Payments; Amendments to Documents. Pay, prepay, redeem, purchase, defease or otherwise satisfy in any manner any Indebtedness (including, without limitation, any cash payments associated with any Acquisition payments and related earn-outs) of Parent and its Subsidiaries (i) prior to the scheduled payment thereof, or (ii) during any period when a Default or an Event of Default has occurred and is continuing (or if, after giving pro forma effect to such payment(s)) immediately thereafter no Default or Event of Default shall have occurred and be continuing, or (iii) as prohibited by the terms of the Subordination Agreement.

            7.11.        Financial Covenants.

            (a)        Minimum Consolidated Adjusted EBITDA. Permit Consolidated Adjusted EBITDA for the fiscal quarter ending on September 30, 2016, to be less than **.

            (b)        Maximum Senior Leverage Ratio. Permit the Senior Leverage Ratio (measured quarterly on a rolling twelve month basis for the trailing twelve fiscal months), as of and for each period of four consecutive fiscal quarters, to be greater than ** to ** for each fiscal quarter ending on or after December 31, 2016.

            (c)        Minimum Asset Coverage Ratio. Permit the Asset Coverage Ratio (reported monthly beginning at the end of the first full month after the Closing Date) to be less than ** to **.

            (d)        Operating Plan Compliance. Permit the negative deviation of consolidated revenues of Parent and its Subsidiaries as the last day of any fiscal quarter, measured quarterly on a rolling three month basis for the trailing three fiscal months, to be greater than 20% of the consolidated revenues set forth in the applicable Operating Plan for such period.

            7.12.        Accounting Changes. Change (i) its fiscal year, or (ii) its accounting practices except as permitted by GAAP, in each case, except to the extent required in order to conform the fiscal year or accounting practices of a Subsidiary to those of Parent.

            7.13.        Organization Documents. Amend or modify its Organization Documents in a manner that could reasonably be expected to be materially adverse to the Lender with respect to the Obligations, the Warrant or the Collateral, or the attachment, perfection or priority of any Lien granted under the Loan Documents (other than as a result of the authorization or issuance of additional securities or rights to acquire securities).

            7.14.        Burdensome Agreements. Enter into any Contractual Obligation (other than this Agreement, the other Loan Documents and Indebtedness permitted pursuant to Section 7.01) that (a) limits the ability (i) of any Subsidiary to make Restricted Payments to a Borrower or any Guarantor or otherwise transfer property to a Borrower or any Guarantor, (ii) of any Subsidiary to guarantee the Indebtedness of Company or (iii) of the Parent or any Subsidiary to create, incur, assume or suffer to exist Liens on property of such Person, except with respect to specific property encumbered to secure payment of particular Indebtedness incurred to finance the acquisition thereof and permitted pursuant to Section 7.01(e); or (b) requires the grant of a Lien to secure an obligation of such Person if a Lien is granted to secure another obligation of such Person.

Confidential Treatment Requested

** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            7.15.        Cash. Permit Subsidiary Borrower to at any time maintain Cash in an amount greater than an amount equivalent to US$ **.

SECTION 8
EVENTS OF DEFAULT AND REMEDIES

            8.01.        Events of Default. Any one or more of the following events shall constitute an Event of Default:

            (a)        Any Loan Party fails to pay any principal of any Outstanding Obligation (other than fees) as and on the date when due; or

            (b)        Any Loan Party fails to pay any interest on any Outstanding Obligation or fails to pay any other fee or amount payable to Lender under any Loan Document within five (5) days after the date due; or

            (c)        Any default occurs in the observance or performance of any agreement contained in Sections 6.16 or 7; or

            (d)        Any default occurs in the observance or performance of any agreement contained in Section 6.01 and such default continues for ten (10) days after receipt of notice thereof; or

            (e)        The occurrence of an Event of Default (as such term is or may hereafter be specifically defined in any other Loan Document) under any other Loan Document; or any Loan Party fails to perform or observe any other covenant or agreement (not specified in subsections (a), (b), (c) or (d) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty (30) days after the earlier of (i) Company’s knowledge of such Event of Default or failure and (ii) receipt of Lender’s written notice thereof; or

            (f)        Any representation or warranty of any Loan Party in any Loan Document proves to have been incorrect in any material respect when made or deemed made; or

            (g)        (i) any Loan Party or any Subsidiary (x) defaults in any payment when due of principal of or interest on any Indebtedness (other than Indebtedness hereunder) (A) having an aggregate principal amount in excess of the Threshold Amount or (B) subject to the Subordination Agreement, in each case, which remains uncured beyond any applicable cure period, or (y) defaults in the observance or performance of any other agreement or covenant relating to such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, any Indebtedness in excess of the Threshold Amount to become payable or cash collateral in respect thereof to be demanded on account of such default or other event, or (ii) any Loan Party or any Subsidiary is unable or admits in writing its inability to pay its debts generally as they mature; or

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (h)        (i) Any Loan Document (including, without limitation, any subordination provisions in the Subordination Agreement), at any time after its execution and delivery and for any reason other than the agreement of Lender or satisfaction in full of all the Obligations, ceases to be in full force and effect or is declared by a court of competent jurisdiction to be null and void, invalid or unenforceable in any respect; (ii) a Borrower or any Guarantor denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document, or (iii) the subordinated creditor denies that it has any further liability or obligation under the Subordination Agreement or purports to revoke, terminate or rescind the Subordination Agreement; or

            (i)        (i) A final judgment against any Loan Party or any Subsidiary is entered for the payment of money in excess of the Threshold Amount, or any non-monetary final judgment is entered against any Loan Party or any Subsidiary which could reasonably be expected to have a Material Adverse Effect and, in each case such judgment remains unsatisfied without procurement of a stay of execution within thirty (30) calendar days after the date of entry of judgment; or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person representing an obligation for the payment of money which is (singly or in the aggregate with all other such writs or warrants or similar process) in excess of the Threshold Amount and is not released, vacated or fully bonded (A) within thirty (30) calendar days after its issue or levy or (B) if earlier, five (5) days prior to the date of any proposed sale; or

            (j)        Any Loan Party or any Subsidiary institutes or consents to the institution of any proceeding under Debtor Relief Laws, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of that Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under Debtor Relief Laws relating to any such Person or to all or any part of its property is instituted without the consent of that Person and continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding; or

            (k)        (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of Company or any ERISA Affiliate under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the Threshold Amount; (ii) the aggregate amount of Unfunded Pension Liability among all Pension Plans at any time exceeds the Threshold Amount; or (iii) Company or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount; or

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (l)        There occurs (i) any Change of Control, or (ii) any event relating to a change in the corporate ownership, control or governance of any Loan Party or any Subsidiary as issuer (an “Issuer”) of any notes, bonds, debentures, convertible debt or other debt securities, the result of which is to cause Indebtedness evidenced by any such notes, bonds, debentures, convertible debt or other debt securities to be subject to mandatory redemption or repurchase by such Issuer, provided the outstanding amount of such outstanding Indebtedness exceeds the Threshold Amount.

            8.02.        Remedies Upon Event of Default. Without limiting any other rights or remedies of Lender provided for elsewhere in this Agreement or in the other Loan Documents, or by applicable Law, or in equity, or otherwise:

            (a)        Upon the occurrence, and during the continuance, of any Event of Default: Lender may terminate the Commitments and/or declare all or any part of the unpaid principal of all Loans, all interest accrued and unpaid thereon and all other amounts payable under the Loan Documents to be immediately due and payable, whereupon the same shall become and be immediately due and payable, without protest, presentment, notice of dishonor, demand or further notice of any kind, all of which are expressly waived by Borrowers; and/or

            (b)        Upon the occurrence of any Event of Default described in Section 8.01(j):

            (i)        the Commitments and all obligations of Lender shall automatically terminate without notice to or demand upon Borrowers (or either of them), which are expressly waived by Borrowers; and

            (ii)       the unpaid principal of all Loans, all interest accrued and unpaid thereon and all other amounts payable under the Loan Documents shall be immediately due and payable, without protest, presentment, notice of dishonor, demand or further notice of any kind, all of which are expressly waived by Borrowers.

            (c)        Upon the occurrence of any Event of Default, Lender, without notice to or demand upon Borrowers (or either of them), which are expressly waived by Borrowers, may proceed to protect, exercise and enforce its rights and remedies under the Loan Documents against the Loan Parties and Subsidiaries and such other rights and remedies as are provided by Law or equity (including, without limitation, the provisions of the applicable Uniform Commercial Code).

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (d)        The order and manner in which Lender’s rights and remedies are to be exercised shall be determined by Lender in its sole and absolute discretion. Regardless of how Lender may treat payments for the purpose of its own accounting, for the purpose of computing the Obligations hereunder, payments shall be applied first, to costs and expenses (including Attorney Costs) incurred by Lender, second, to the payment of accrued and unpaid interest on the Loans to and including the date of such application, third, to the payment of the unpaid principal of the Loans, and fourth, to the payment of all other amounts (including fees) then owing to Lender under the Loan Documents. No application of payments will cure any Event of Default, or prevent acceleration, or continued acceleration, of amounts payable under the Loan Documents, or prevent the exercise, or continued exercise, of rights or remedies of Lender hereunder or thereunder or at Law or in equity.

SECTION 9
MISCELLANEOUS

            9.01.        Amendments; Consents. No amendment, modification, supplement, extension, termination or waiver of any provision of this Agreement or any other Loan Document, no approval or consent thereunder, no consent to any departure by any Loan Party or any Subsidiary therefrom and no release of Collateral in which Lender has a security interest prior to payment in full of the Obligations shall be effective unless in writing signed by the party intended to be bound thereby, and each such waiver or consent granted by Lender shall be effective only in the specific instance and for the specific purpose for which given.

            9.02.        Transmission and Effectiveness of Communications and Signatures.

                          (a)        Modes of Delivery. Except as otherwise provided in any Loan Document, notices, requests, demands, directions, agreements and documents delivered in connection with the Loan Documents (collectively, “communications”) shall be transmitted by Requisite Notice to the number and address set forth on Schedule 9.02, may be delivered by the following modes of delivery, and shall be effective as follows:

Mode of Delivery	Effective on earlier of actual receipt and:
Courier:	Scheduled delivery date
Facsimile:	When transmission in legible form complete
Electronic Mail	When receipt of the transmission has been confirmed by the recipient (including upon receipt of a “read receipt” from the recipient)
Mail:	Fourth Business Day after deposit in U.S. mail first class postage pre-paid
Personal delivery:	When received
Telephone:	When conversation completed

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

provided, however, that communications delivered to Lender pursuant to Section 2 must be in writing (via electronic mail or otherwise) and shall not be effective until actually received by Lender.

                          (b)        Reliance by Lender. Lender shall be entitled to rely and act on any communications purportedly given by or on behalf of a Borrower or any other Loan Party even if (i) such communications (A) were not made in a manner specified herein, (B) were incomplete or (C) were not preceded or followed by any other notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any subsequent related communications provided for herein. Company shall, and shall cause the Parent to, indemnify Lender from any loss, cost, expense or liability as a result of relying on any communications permitted herein.

                          (c)        Effectiveness of Facsimile and Electronic Mail Documents and Signatures. Documents and agreements delivered from time to time in connection with the Loan Documents may be transmitted and/or signed by facsimile or electronic mail. The effectiveness of any such documents and signatures shall, subject to applicable Law, have the same force and effect as hardcopies with manual signatures. Lender may also request that any such documents and signature be confirmed by a manually-signed hardcopy thereof; provided, however, that the failure to request or deliver any such manually-signed hardcopy shall not affect the effectiveness of any facsimile or electronic mail documents or signatures.

            9.03.        Attorney Costs, Expenses and Taxes. Company agrees, and agrees to cause the Parent, (a) to pay or reimburse Lender for all reasonable documented out-of-pocket costs and expenses incurred in connection with the development, preparation, negotiation and execution of the Loan Documents, and the development, preparation, negotiation and execution of any amendment, waiver, consent, supplement or modification to, any Loan Documents, and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby (including the performance by Lender of collateral field audits and inspections pursuant to Section 6.08), including all reasonable Attorney Costs, and (b) to pay or reimburse Lender for all costs and expenses incurred in connection with any refinancing, restructuring, reorganization (including a bankruptcy reorganization), collection and enforcement or attempted enforcement, or preservation of any rights under any Loan Documents, and any other documents prepared in connection herewith or therewith, or in connection with any refinancing, or restructuring of any such documents in the nature of a “workout” or of any insolvency or bankruptcy proceeding, including Attorney Costs. The foregoing costs and expenses shall include all reasonable search, filing, recording, title insurance and appraisal charges and fees and taxes related thereto, and other out-of-pocket expenses incurred by Lender and the cost of independent public accountants and other outside experts retained by Lender. Such costs and expenses shall also include administrative costs of Lender reasonably attributable to the administration of the Loan Documents. Any amount payable by Company under this Section shall bear interest from the tenth day following the date of demand for payment at the Default Rate, unless waived by Lender. The agreements in this Section shall survive repayment of all Obligations and the termination of all Commitments.

            9.04.        Binding Effect; Assignment.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                          (a)        Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Lender. Lender may from time to time sell all or any portion of the Loans, the Commitments and the Loan Documents (or any interest therein) and may grant participations in the Loans; provided, however that, so long as no Default or Event of Default has occurred and is continuing, Company (and, in the case of any assignment involving a Revolving Loan or the Revolving Loan Commitment, Subsidiary Borrower) must consent to any such sale, which consent shall not be unreasonably withheld, delayed or conditioned. Any Person to whom Lender sells all or any portion of the Loans or Commitments shall be deemed to be a “Lender” for purposes hereof. Borrowers agree to cooperate with Lender’s efforts to do any of the foregoing and to execute all documents reasonably required by Lender in connection therewith. If Lender sells a participation, Lender shall, acting solely for this purpose as a non-fiduciary agent of the Company, maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”). The entries in the Participant Register shall be conclusive absent manifest error, and Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

                          (b)        Certain Pledges. Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release Lender from any of its obligations hereunder or substitute any such pledgee or assignee for Lender as a party hereto.

            9.05.        Set-off. In addition to any rights and remedies of Lender or any assignee or participant of Lender or any Affiliate thereof (each, a “Proceeding Party”) provided by law, upon the occurrence and during the continuance of any Event of Default, each Proceeding Party is authorized at any time and from time to time, without prior notice to a Borrower, any such notice being waived by Borrowers to the fullest extent permitted by law, to proceed directly, by right of set-off, banker’s lien, or otherwise, against any assets of the Parent and its Subsidiaries which may be in the possession of such Proceeding Party (including all general or special, time or demand, provisional or other deposits and other indebtedness owing by such Proceeding Party to or for the credit or the account of a Borrower) and apply such assets against the Obligations, irrespective of whether such Proceeding Party shall have made any demand therefor and although such Obligations may be unmatured. Lender agrees promptly to notify the applicable Borrower after any such set-off and application made by Lender; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

            9.06.        No Waiver; Cumulative Remedies.

                          (a)        No failure by Lender to exercise, and no delay by Lender in exercising, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege under any Loan Document preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                          (b)        The rights, remedies, powers and privileges herein or therein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law. Any decision by Lender not to require payment of any interest (including interest at the Default Rate), fee, cost or other amount payable under any Loan Document or to calculate any amount payable by a particular method on any occasion shall in no way limit or be deemed a waiver of Lender’s right to require full payment thereof, or to calculate an amount payable by another method that is not inconsistent with this Agreement, on any other or subsequent occasion.

            9.07.        Usury. Notwithstanding anything to the contrary contained in any Loan Document, the interest and fees paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If Lender shall receive interest or a fee in an amount that exceeds the Maximum Rate, the excessive interest or fee shall be applied to the principal of the Outstanding Obligations or, if it exceeds the unpaid principal, refunded to the applicable Borrower. In determining whether the interest or a fee contracted for, charged, or received by Lender exceeds the Maximum Rate, Lender may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations.

            9.08.        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            9.09.        Integration. This Agreement, together with the other Loan Documents and any letter agreements referred to herein, comprises the complete and integrated agreement of the parties on the subject matter hereof and supersedes all prior agreements, written or oral, on the subject matter hereof. In the event of any conflict between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control and govern; provided that the inclusion of supplemental rights or remedies in favor of Lender in any other Loan Document shall not be deemed a conflict with this Agreement. Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

            9.10.        Nature of Lender’s Obligations. Nothing contained in this Agreement or any other Loan Document and no action taken by Lender pursuant hereto or thereto may, or may be deemed to, make Lender a partnership, an association, a joint venture or other entity, either with a Borrower or any Affiliate of a Borrower.

            9.11.        Survival of Representations and Warranties. All representations and warranties made hereunder and in any Loan Document, certificate or statement delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery thereof but shall terminate upon the termination of this Agreement and all Commitments and the payment in full in cash of all Obligations. Such representations and warranties have been or will be relied upon by Lender, notwithstanding any investigation made by Lender or on its behalf.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            9.12.        Indemnity by Company. Company agrees, and agrees to cause the Parent, to indemnify, defend, save and hold harmless Lender and its respective Affiliates, directors, officers, agents, attorneys and employees (collectively, the “Indemnitees”) from and against: (a) any and all claims, demands, actions or causes of action that are asserted against any Indemnitee by any Person (other than Lender) relating directly or indirectly to a claim, demand, action or cause of action that such Person asserts or may assert against Company, any of its Affiliates or any of its officers or directors; (b) any and all claims, demands, actions or causes of action arising out of or relating to, the Loan Documents, any predecessor loan documents, the Commitments, the use or contemplated use of the proceeds of any Loan, property that is the subject of any lease or any collateral given to secure the Obligations, or the relationship of Company and Lender under this Agreement; (c) any administrative or investigative proceeding by any Governmental Authority arising out of or related to a claim, demand, action or cause of action described in subsection (a) or (b) above; and (d) all liabilities, claims, actions, loss, damages, including, without limitation, foreseeable and unforeseeable consequential damages, costs and expenses (including sums paid in settlement of claims and all consultant, expert and legal fees and expenses of Indemnitees' counsel) directly or indirectly arising out of or resulting from any Hazardous Substance being present at any time in or around any part of the property of the Parent or any Subsidiary, or in the soil, groundwater or soil vapor on or under such property, including those incurred in connection with any investigation of site conditions or any clean-up, remedial, removal or restoration work, or any resulting damages or injuries to the person or property of any third parties or to any natural resources; (e) any and all liabilities, losses, costs or expenses (including Attorney Costs) that any Indemnitee suffers or incurs as a result of the assertion of any foregoing claim, demand, action, cause of action or proceeding, or as a result of the preparation of any defense in connection with any foregoing claim, demand, action, cause of action or proceeding, in all cases, whether or not an Indemnitee is a party to such claim, demand, action, cause of action or proceeding, including those liabilities caused by an Indemnitee’s own negligence (all the foregoing, collectively, the “Indemnified Liabilities”); provided that no Indemnitee shall be entitled to indemnification for any loss caused by its own gross negligence or willful misconduct or for any loss asserted against it by another Indemnitee. This Section 9.12 shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim. This Section 9.12 shall survive termination of this Agreement.

            9.13.        Nonliability of Lender.

            Each Borrower acknowledges and agrees that:

            (a)        Any inspections of any property of Parent or a Subsidiary made by or through Lender are for purposes of administration of the Loan Documents only, and neither Parent nor any Subsidiary is entitled to rely upon the same (whether or not such inspections are at the expense of Company);

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            (b)        By accepting or approving anything required to be observed, performed, fulfilled or given to Lender pursuant to the Loan Documents, Lender shall not be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by Lender;

            (c)        The relationship between each Borrowers and Lender is, and shall at all times remain, solely that of borrower and lender; Lender shall not under any circumstance be deemed to be in a relationship of confidence or trust or a fiduciary relationship with a Borrower or its Affiliates, or to owe any fiduciary duty to a Borrower or its Affiliates; Lender does not undertake or assume any responsibility or duty to a Borrower or its Affiliates to select, review, inspect, supervise, pass judgment upon or inform a Borrower or its Affiliates of any matter in connection with their property or the operations of a Borrower or its Affiliates; each Borrower and its Affiliates shall rely entirely upon its or their own judgment with respect to such matters; and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by Lender in connection with such matters is solely for the protection of Lender and neither a Borrower nor any other Person is entitled to rely thereon; and

            (d)        Lender shall not be responsible or liable to any Person for any loss, damage, liability or claim of any kind relating to injury or death to Persons or damage to property caused by the actions, inaction or negligence of a Borrower and/or its Affiliates and such Borrower hereby indemnifies and holds Lender harmless from any such loss, damage, liability or claim.

            9.14.        No Third Parties Benefited. This Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of Borrowers and Lender in connection with the Loans, and is made for the sole benefit of Borrowers and Lender, and Lender’s successors and assigns, and no other Person shall have any rights of any nature hereunder or by reason hereof.

            9.15.        Severability. Any provision of the Loan Documents that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

            9.16.        Confidentiality. Lender shall use any confidential non-public information concerning the Parent and its Subsidiaries that is furnished to Lender by or on behalf of the Parent and its Subsidiaries in connection with the Loan Documents (collectively, “Confidential Information”) solely for the purpose of evaluating and providing products and services to them and administering and enforcing the Loan Documents, and it will hold the Confidential Information in confidence. Notwithstanding the foregoing, Lender may disclose Confidential Information (a) to its Affiliates or any of its or their Affiliates’ directors, officers, employees, advisors or representatives (collectively, the “Representatives”) whom it determines need to know such information for the purposes set forth in this Section and who are bound to obligations of confidentiality; (b) to any bank or financial institution or other entity to which Lender has assigned or desires to assign an interest or participation in the Loan Documents or the Obligations, provided that any such foregoing recipient of such Confidential Information agrees to keep such Confidential Information confidential as specified herein; (c) to any governmental agency or regulatory body having or claiming to have authority to regulate or oversee any aspect of Lender’s business or that of any Representative in connection with the exercise of such authority or claimed authority; (d) to the extent necessary or appropriate to effect or preserve Lender’s or any of its Affiliates’ security (if any) for any Obligation or to enforce any right or remedy or in connection with any claims asserted by or against Lender, any of its Affiliates or any Representative under the Loan Documents; and (e) pursuant to any subpoena or any similar legal process so long as Company is, or has been, given notice of such legal process and the opportunity to seek a protective order; provided that any such recipient of such Confidential Information agrees to keep such Confidential Information confidential as specified herein. For purposes hereof, the term “Confidential Information” shall not include information that (x) is in Lender’s possession prior to its being provided by or on behalf of Company, provided that such information is not known by Lender to be subject to another confidentiality agreement with, or other legal or contractual obligation of confidentiality to, Company, (y) is or becomes publicly available (other than through a breach hereof by Lender), or (z) becomes available to Lender on a non-confidential basis, provided that the source of such information was not known by Lender to be bound by a confidentiality agreement or other legal or contractual obligation of confidentiality with respect to such information. This Section 9.16 shall survive termination of this Agreement.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            9.17.        Further Assurances. The Parent and its Subsidiaries shall, at their expense and without expense to Lender, do, execute and deliver such further acts and documents as Lender from time to time reasonably requires for the assuring and confirming unto Lender of the rights hereby created or intended now or hereafter so to be, or for carrying out the intention or facilitating the performance of the terms of any Loan Document (including, without limitation, any matters set forth in any supplement agreement regarding post-closing deliveries or filings entered into with the Lender). If all of the stock of a Guarantor (other than the Company or the Parent) or any of its successors in interest under any Guaranty shall be sold or otherwise disposed of (including by merger or consolidation) in a sale or other disposition not prohibited by the Credit Agreement, such Guarantor or such successor in interest, as the case may be, may request the Lender (at the Company’s sole cost and expense) execute and deliver documents or instruments necessary to evidence the release and discharge of its guaranty.

            9.18.        Headings. Section headings in this Agreement and the other Loan Documents are included for convenience of reference only and are not part of this Agreement or the other Loan Documents for any other purpose.

            9.19.        Time of the Essence. Time is of the essence of the Loan Documents.

            9.20.        Governing Law.

                          (a)        THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF CALIFORNIA; PROVIDED THAT LENDER SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

                          (b)        ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF CALIFORNIA OR OF THE UNITED STATES FOR THE NORTHERN DISTRICT OF SUCH STATE, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH BORROWER AND LENDER EACH CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. BORROWERS AND LENDER EACH IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY LOAN DOCUMENT OR OTHER DOCUMENT RELATED HERETO. BORROWERS AND LENDER EACH WAIVES PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY THE LAW OF SUCH STATE.

                          (c)        EACH PARTY TO THIS AGREEMENT (INCLUDING COMPANY ON BEHALF OF ITSELF AND THE OTHER LOAN PARTIES) HEREBY (i) IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN; (ii) IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES; (iii) CERTIFIES THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR AGENT OF COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS; AND (iv) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 9.20(c) AND EXECUTED BY OPUS AND COMPANY), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS, OR MODIFICATIONS HERETO. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

            9.21.        PATRIOT Act Notification. Lender hereby notifies each Borrower (and each Subsidiary) that, pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies each Borrower (and, to the extent requested, each Subsidiary), which information includes the name and address of each Borrower (and, to the extent requested, each Subsidiary) and other information that will allow Lender to identify each Borrower (and, to the extent requested, each Subsidiary) in accordance with the USA PATRIOT Act.

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            9.22.        Judicial Reference Waiver of Jury Trial. In all the Loan Documents the sections regarding “Jury Trial Waiver” are hereby deleted in their entirety and all claims in connection with the Loan Documents shall be determined by a consensual general judicial reference, pursuant to the provisions of California Code of Civil Procedure §§ 638 et seq., as such statutes may be amended or modified from time to time, and as more fully set forth in Exhibit J.

[Signature Page Follows]

Confidential Treatment Requested

Overland Storage, Inc. and Tandberg Data GmbH	Credit Agreement

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

OVERLAND STORAGE, INC., a California
corporation, as Company and as a Borrower

By:	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Its: SVP and CFO

TANDBERG DATA GMBH, a limited
liability company organized under the laws of
Germany, as a Borrower

By:	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Its: Geschaftsfuhrer

OPUS BANK, as Lender

By:	/s/ Kevin McBride
Name: Kevin McBride
Its: Senior Managing Director

[Signature Page to Credit Agreement]

Confidential Treatment Requested